UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of October, 2015

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

CANADIAN PACIFIC RAILWAY COMPANY

(Commission File No. 1-15272)

(translation of each Registrant’s name into English)

7550 Ogden Dale Road S.E., Calgary, Alberta, Canada, T2C 4X9

(address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The interim financial statements, Management’s Discussion and Analysis, and updated earnings coverage calculations included in this Report furnished on Form 6-K shall be incorporated by reference into, or as an exhibit to, as applicable, the Registration Statements of Canadian Pacific Railway Limited on Form S-8 (File Nos. 333-127943, 333-13962, 333-140955, 333-183891, 333-183892, 333-183893, 333-188826 and 333-188827) and the Registration Statement of Canadian Pacific Railway Company on Form F-10 (File No. 333-206477).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED (Registrant)

Date: October 20, 2015		Signed:	/s/ Scott Cedergren
	By:	Name:	Scott Cedergren
		Title:	Assistant Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY (Registrant)

Date: October 20, 2015		Signed:	/s/ Scott Cedergren
	By:	Name:	Scott Cedergren
		Title:	Assistant Corporate Secretary

Release: Immediate October 20, 2015

CP reports Q3 2015 adjusted earnings per share of $2.69

Reported diluted EPS of $2.04

Calgary, AB – Canadian Pacific Railway Limited (TSX: CP) (NYSE: CP) today announced the highest-ever revenue for the third quarter, 16-percent growth in adjusted earnings per share and the lowest operating ratio for the period in the company’s history.

Revenue rose to $1.71 billion, a gain of 2 percent, while the adjusted operating ratio improved 290 basis points to a record-low for the period of 59.9 percent.

“I am proud of the CP team’s execution this quarter amid stubborn economic softness and the lowest commodity prices in more than a decade,” said E. Hunter Harrison, CP’s Chief Executive Officer. “It’s clear that despite the ongoing tough economic environment, our continued focus on service, cost control and incremental investment in the franchise will serve customers and shareholders well in the long run.”

THIRD-QUARTER 2015 HIGHLIGHTS

•	Revenue increased 2 percent to $1.71 billion

•	Adjusted operating income climbed 10 percent to $685 million

•	Adjusted operating ratio fell to a third-quarter record 59.9 percent, a 290-basis-point improvement

•	Adjusted earnings per share advanced 16 percent to $2.69

“CP’s ability to generate bottom-line double-digit earnings growth in varied economic conditions demonstrates the resiliency and the power of our business model” Harrison said.

Non-GAAP Measures

For further information regarding non-GAAP measures, including reconciliations to the nearest GAAP measures, see the attached supplementary schedule Non-GAAP Measures.

Note on forward-looking information

This news release contains certain forward-looking information within the meaning of applicable securities laws relating, but not limited, to our operations, priorities and plans, anticipated financial performance, including our 2015 full-year guidance, business prospects, planned capital expenditures, programs and strategies. This forward-looking information also includes, but is not limited to, statements concerning expectations, beliefs, plans, goals, objectives, assumptions and statements about possible future events, conditions, and results of operations or performance. Forward-looking information may contain statements with words or headings such as “financial expectations”, “key assumptions”, “anticipate”, “believe”, “expect”, “plan”, “will”, “outlook”, “should” or similar words suggesting future outcomes. To the extent that CP has provided guidance using non-GAAP financial measures, the Company may not be able to provide a reconciliation to a GAAP measure, due to unknown variables and uncertainty related to future results.

Undue reliance should not be placed on forward-looking information as actual results may differ materially from the forward-looking information. Forward-looking information is not a guarantee of future performance. By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking information, including but not limited to the following factors: the key assumptions identified above; changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in commodity prices; uncertainty surrounding timing and volumes of commodities being shipped via CP; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and governmental response to them, and technological changes. The foregoing list of factors is not exhaustive.

These and other factors are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CP’s annual and interim reports, Annual Information Form and Form 40-F. Readers are cautioned not to place undue reliance on forward-looking information. Forward-looking information is based on current expectations, estimates and projections and it is possible that predictions, forecasts, projections, and other forms of forward-looking information will not be achieved by CP. Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

About Canadian Pacific

Canadian Pacific (TSX:CP)(NYSE:CP) is a transcontinental railway in Canada and the United States with direct links to eight major ports, including Vancouver and Montreal, providing North American customers a competitive rail service with access to key markets in every corner of the globe. CP is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise. Visit cpr.ca to see the rail advantages of Canadian Pacific.

Contacts:

Media

Martin Cej

Tel: 403-319-7298

martin_cej@cpr.ca

24/7 Media Pager: 855-242-3674

2

Investment Community

Nadeem Velani

Tel: 403-319-3591

investor@cpr.ca

3

CANADIAN PACIFIC RAILWAY LIMITED

INTERIM CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars, except per share data)

(unaudited)

	For the three months		For the nine months
	ended September 30		ended September 30
	2015	2014	2015	2014
Revenues
Freight	$1,667	$1,629	$4,907	$4,745
Non-freight	42	41	118	115

Total revenues	1,709	1,670	5,025	4,860

Operating expenses
Compensation and benefits	352	347	1,038	1,034
Fuel	162	249	542	793
Materials	47	47	144	146
Equipment rents	42	36	130	117
Depreciation and amortization	149	135	440	413
Purchased services and other (Note 4)	272	235	788	726
Gain on sale of Delaware & Hudson South (Note 5)	(68)	—	(68)	—

Total operating expenses	956	1,049	3,014	3,229

Operating income	753	621	2,011	1,631
Less:
Other income and charges (Note 6)	168	1	236	4
Net interest expense	103	70	272	209

Income before income tax expense	482	550	1,503	1,418
Income tax expense (Note 7)	159	150	470	393

Net income	$323	$400	$1,033	$1,025

Earnings per share (Note 8)
Basic earnings per share	$2.05	$2.33	$6.37	$5.90
Diluted earnings per share	$2.04	$2.31	$6.32	$5.84
Weighted-average number of shares (in millions) (Note 8)
Basic	157.6	171.9	162.0	173.9
Diluted	158.7	173.5	163.3	175.5
Dividends declared per share	$0.3500	$0.3500	$1.0500	$1.0500

See Notes to Interim Consolidated Financial Statements.

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CANADIAN PACIFIC RAILWAY LIMITED

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars)

(unaudited)

	For the three months		For the nine months
	ended September 30		ended September 30
	2015	2014	2015	2014
Net income	$323	$400	$1,033	$1,025
Net loss on foreign currency translation adjustments, net of hedging activities	(33)	(26)	(63)	(19)
Change in derivatives designated as cash flow hedges	(45)	—	(78)	(2)
Change in pension and post-retirement defined benefit plans	65	31	203	93

Other comprehensive (loss) income before income tax (expense) recovery	(13)	5	62	72
Income tax recovery (expense)	33	15	44	(1)

Other comprehensive income (Note 3)	20	20	106	71

Comprehensive income	$343	$420	$1,139	$1,096

See Notes to Interim Consolidated Financial Statements.

5

CANADIAN PACIFIC RAILWAY LIMITED

INTERIM CONSOLIDATED BALANCE SHEETS AS AT

(in millions of Canadian dollars)

(unaudited)

	September 30	December 31
	2015	2014
Assets
Current assets
Cash and cash equivalents	$661	$226
Accounts receivable, net	722	702
Materials and supplies	174	177
Deferred income taxes	79	56
Other current assets	69	116

	1,705	1,277
Investments	144	112
Properties	15,762	14,438
Assets held for sale (Note 5)	—	182
Goodwill and intangible assets	204	176
Pension asset (Note 13)	543	304
Other assets (Note 2)	73	117

Total assets	$18,431	$16,606

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$1,587	$1,277
Long-term debt maturing within one year (Note 9)	29	134

	1,616	1,411
Pension and other benefit liabilities (Note 13)	763	755
Other long-term liabilities	343	432
Long-term debt (Notes 2 and 9)	8,648	5,625
Deferred income taxes	3,069	2,773

Total liabilities	14,439	10,996
Shareholders’ equity
Share capital (Note 10)	2,054	2,185
Additional paid-in capital	42	36
Accumulated other comprehensive loss (Note 3)	(2,113)	(2,219)
Retained earnings	4,009	5,608

	3,992	5,610

Total liabilities and shareholders’ equity	$18,431	$16,606

Certain of the comparative figures have been reclassified to be consistent with the 2015 presentation (Note 2).

Contingencies (Note 14)

See Notes to Interim Consolidated Financial Statements.

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CANADIAN PACIFIC RAILWAY LIMITED

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)

(unaudited)

	For the three months		For the nine months
	ended September 30		ended September 30
	2015	2014	2015	2014
Operating activities
Net income	$323	$400	$1,033	$1,025
Reconciliation of net income to cash provided by operating activities:
Depreciation and amortization	149	135	440	413
Deferred income taxes (Note 7)	—	120	106	194
Pension funding in excess of expense (Note 13)	(10)	(38)	(40)	(103)
Other operating activities, net	75	(1)	60	39
Change in non-cash working capital balances related to operations	159	(82)	237	(102)

Cash provided by operating activities	696	534	1,836	1,466

Investing activities
Additions to properties	(449)	(414)	(1,067)	(936)
Proceeds from the sale of west end of Dakota, Minnesota and Eastern Railroad	—	—	—	236
Proceeds from the sale of Delaware & Hudson South (Note 5)	281	—	281	—
Proceeds from sale of properties and other assets (Note 4)	13	10	73	26
Change in restricted cash and cash equivalents used to collateralize letters of credit	—	318	—	327
Other (Note 4)	(8)	1	5	—

Cash used in investing activities	(163)	(85)	(708)	(347)

Financing activities
Dividends paid	(57)	(61)	(172)	(184)
Issuance of CP common shares	5	14	32	50
Purchase of CP common shares (Note 10)	(1,523)	(455)	(2,595)	(987)
Net repayment of commercial paper (Note 9)	(669)	—	(893)	—
Issuance of long-term debt, excl. commercial paper (Note 9)	2,601	—	3,411	—
Repayment of long-term debt, excl. commercial paper (Note 9)	(432)	(21)	(499)	(175)
Settlement of foreign exchange forward on long-term debt	—	17	—	17
Other	—	(3)	—	(3)

Cash used in financing activities	(75)	(509)	(716)	(1,282)

Effect of foreign currency fluctuations on U.S. dollar- denominated cash and cash equivalents	18	6	23	2

Cash position
Increase (decrease) in cash and cash equivalents	476	(54)	435	(161)
Cash and cash equivalents at beginning of period	185	369	226	476

Cash and cash equivalents at end of period	$661	$315	$661	$315

Supplemental disclosures of cash flow information:
Income taxes paid	$48	$103	$107	$142
Interest paid	$81	$60	$242	$220

See Notes to Interim Consolidated Financial Statements.

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CANADIAN PACIFIC RAILWAY LIMITED

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(in millions of Canadian dollars, except common share amounts)

(unaudited)

	Common			Accumulated
	shares		Additional	other		Total
	(in	Share	paid-in	comprehensive	Retained	shareholders’
	millions)	capital	capital	loss	earnings	equity
Balance at January 1, 2015	166.1	$2,185	$36	$(2,219)	$5,608	$5,610
Net income	—	—	—	—	1,033	1,033
Other comprehensive income (Note 3)	—	—	—	106	—	106
Dividends declared	—	—	—	—	(170)	(170)
Effect of stock-based compensation expense	—	—	14	—	—	14
CP common shares repurchased (Note 10)	(12.7)	(173)	—	—	(2,462)	(2,635)
Shares issued under stock option plans	0.4	42	(8)	—	—	34

Balance at September 30, 2015	153.8	$2,054	$42	$(2,113)	$4,009	$3,992

	Common			Accumulated
	shares		Additional	other		Total
	(in	Share	paid-in	comprehensive	Retained	shareholders’
	millions)	capital	capital	loss	earnings	equity
Balance at January 1, 2014	175.4	$2,240	$34	$(1,503)	$6,326	$7,097
Net income	—	—	—	—	1,025	1,025
Other comprehensive income (Note 3)	—	—	—	71	—	71
Dividends declared	—	—	—	—	(183)	(183)
Effect of stock-based compensation expense	—	—	16	—	—	16
CP common shares repurchased (Note 10)	(5.3)	(68)	—	—	(919)	(987)
Shares issued under stock option plans	0.9	68	(15)	—	—	53

Balance at September 30, 2014	171.0	$2,240	$35	$(1,432)	$6,249	$7,092

See Notes to Interim Consolidated Financial Statements.

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CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2015

(unaudited)

1	Basis of presentation

These unaudited interim consolidated financial statements of Canadian Pacific Railway Limited (“CP”, or “the Company”), expressed in Canadian dollars, reflect management’s estimates and assumptions that are necessary for their fair presentation in conformity with accounting principles generally accepted in the United States of America (“GAAP”). They do not include all disclosures required under GAAP for annual financial statements and should be read in conjunction with the 2014 annual consolidated financial statements. The accounting policies used are consistent with the accounting policies used in preparing the 2014 annual consolidated financial statements, except for the accounting change discussed in Note 2.

CP’s operations can be affected by seasonal fluctuations such as changes in customer demand and weather-related issues. This seasonality could impact quarter-over-quarter comparisons.

In management’s opinion, the unaudited interim consolidated financial statements include all adjustments (consisting of normal and recurring adjustments) necessary to present fairly such information. Interim results are not necessarily indicative of the results expected for the fiscal year.

2	Accounting changes

Implemented in 2015

Simplifying the Presentation of Debt Issuance Costs

In April 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-03, Simplifying the Presentation of Debt Issuance Costs under FASB Accounting Standards Codification (“ASC”) Topic 835. The amendments require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments. Early adoption of this ASU is permitted. The Company adopted the provisions of this ASU during the second quarter of 2015 and retrospectively adjusted the 2014 comparative periods to conform with current presentation.

Long-term debt issuance costs of $67 million have been presented as a reduction of the carrying value of “Long-term debt” as at September 30, 2015. The comparative period has been adjusted for the retrospective change in accounting principle with a reclassification of $34 million from “Other assets” against the carrying value of “Long-term debt” as at December 31, 2014. There was no impact on the income statement as a result of the adoption of the provisions of this ASU during the three and nine months ended September 30, 2015 and comparative periods.

Future changes

Amendments to the Consolidation Analysis

In February 2015, the FASB issued ASU 2015-02, Amendments to the Consolidation Analysis under FASB ASC Topic 810. The amendments require reporting entities to evaluate whether they should consolidate certain legal entities under the revised consolidation model. Specifically, the amendments modify the evaluation of whether limited partnerships and similar legal entities are variable interest entities (“VIEs”) or voting interest entities, eliminate the presumption that a general partner should consolidate a limited partnership and affect the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships. This ASU will be effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2015. Entities have the option of using either a full retrospective or a modified retrospective approach to adopt this ASU. The Company is currently evaluating the impact on the consolidated financial statements the adoption of this ASU will have.

Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)

In May 2015, the FASB issued ASU 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) under FASB ASC Topic 820. The amendments remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient and certain disclosures related to those investments. This ASU will be effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2015, and will be applied retrospectively. The adoption of this ASU is not expected to have a material impact on the Company’s financial statements.

9

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2015

(unaudited)

2	Accounting changes (continued)

Simplifying the Subsequent Measurement of Inventory

In July 2015, the FASB issued ASU 2015-11, Simplifying the Measurement of Inventory under FASB ASC Topic 330. The amendments require reporting entities to measure inventory at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The amendments apply to inventory that is measured using first-in, first-out or average cost. This ASU will be effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2016, and will be applied prospectively. The Company has not, at this time, ascertained the full impact on the consolidated financial statements from the adoption of the guidance in ASU 2015-11.

Plan Investment Disclosures

In July 2015, the FASB issued ASU 2015-12, Plan Investment Disclosures under FASB ASC Topic 960. The amendments require that investments of employee benefit plans be grouped only by general type, eliminating the need to disaggregate the investments in multiple ways. In addition, if an investment is measured using the net asset value per share (or its equivalent) practical expedient in Topic 820 and that investment is in a fund that files a U.S. Department of Labor Form 5500, Annual Return/Report of Employee Benefit Plan, as a direct filing entity, disclosure of that investment’s strategy will no longer be required. This ASU will be effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2015, and will be applied retrospectively. Early adoption of the amendments is permitted for financial statements that have not been previously issued. The Company will include appropriate disclosures related to plan investment in accordance with ASU 2015-12 when it adopts the provisions of this ASU.

Deferral of the Effective Date for Revenue from Contracts with Customers

In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date under FASB ASC Topic 606. The amendments defer the effective date of the guidance in ASU 2014-09 for public entities to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. The Company has not, at this time, ascertained the full impact on the consolidated financial statements from the adoption of the guidance in ASU 2014-09 but does not expect the impact to be material.

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CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2015

(unaudited)

3	Changes in accumulated other comprehensive loss (“AOCL”) by component

	For the three months ended September 30				For the nine months ended September 30
(in millions of Canadian dollars)	Foreign currency net of hedging activities(1)	Derivatives and other(1)	Pension and post- retirement defined benefit plans(1)	Total(1)	Foreign currency net of hedging activities(1)	Derivatives and other(1)	Pension and post- retirement defined benefit plans(1)	Total(1)
Opening balance, 2015	$125	$(77)	$(2,181)	$(2,133)	$115	$(52)	$(2,282)	$(2,219)

Other comprehensive income (loss) before reclassifications	6	(34)	—	(28)	16	(60)	5	(39)
Amounts reclassified from accumulated other comprehensive income	—	2	46	48	—	3	142	145

Net current-period other comprehensive income (loss)	6	(32)	46	20	16	(57)	147	106

Closing balance, 2015	$131	$(109)	$(2,135)	$(2,113)	$131	$(109)	$(2,135)	$(2,113)

Opening balance, 2014	$114	$(18)	$(1,548)	$(1,452)	$105	$(15)	$(1,593)	$(1,503)

Other comprehensive income (loss) before reclassifications	(4)	—	—	(4)	5	—	—	5
Amounts reclassified from accumulated other comprehensive income (loss)	—	—	24	24	—	(3)	69	66

Net current-period other comprehensive income (loss)	(4)	—	24	20	5	(3)	69	71

Closing balance, 2014	$110	$(18)	$(1,524)	$(1,432)	$110	$(18)	$(1,524)	$(1,432)

(1)	Amounts are presented net of tax.

Amounts in Pension and post-retirement defined benefit plans reclassified from AOCL

	For the three months ended September 30		For the nine months ended September 30
(in millions of Canadian dollars)	2015	2014	2015	2014
Amortization of prior service costs(a)	$(2)	$(17)	$(5)	$(51)
Recognition of net actuarial loss(a)	67	48	201	144

Total before income tax	65	31	196	93
Income tax recovery	(19)	(7)	(54)	(24)

Net of income tax	$46	$24	$142	$69

(a)	Impacts Compensation and benefits on the Interim Consolidated Statements of Income.

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CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2015

(unaudited)

4	Gain on settlement of legal proceedings related to the purchase and sale of a building

In 2013, CP provided an interest free loan pursuant to a court order to a corporation owned by a court appointed trustee (“the judicial trustee”) to facilitate the acquisition of a building. The building was held in trust during the legal proceedings with regard to CP’s entitlement to an exercised purchase option of the building (“purchase option”). As at December 31, 2014, the loan of $20 million and the purchase option with a carrying value of $8 million, were recorded as “Other assets” in the Company’s Consolidated Balance Sheets.

In the first quarter of 2015, CP reached a settlement with a third party that, following the sale of the building to an arm’s length third party, resulted in resolution of legal proceedings. CP received $59 million for the sale of the building which included repayment of the aforementioned loan to the judicial trustee. A gain of $31 million ($27 million after tax) was recorded as a credit within “Purchased services and other”.

5	Gain on sale of Delaware & Hudson South

During the first quarter of 2015, the Company finalized a sales agreement with Norfolk Southern Corporation (“NS”) for the portion of Delaware and Hudson Railway Company (“D&H”), Inc.’s line between Sunbury, Pennsylvania and Schenectady, New York (“D&H South”). The sale, which received approval by the U.S. Surface Transportation Board on May 15, 2015, was completed on September 18, 2015 for proceeds of $281 million (U.S. $214 million), subject to finalizing post-closing adjustments between the Company and NS in the fourth quarter of 2015. The assets sold were previously classified as “Assets held for Sale” on the Company’s Consolidated Balance Sheet at December 31, 2014. The Company recorded a gain on sale of $68 million from the transaction.

6	Other income and charges

	For the three months ended September 30		For the nine months ended September 30
(in millions of Canadian dollars)	2015	2014	2015	2014
Foreign exchange loss on long-term debt	$128	$—	$182	$—
Other foreign exchange (gains) losses	(10)	2	(4)	(1)
Early redemption premium on notes (Note 9)	47	—	47	—
Other	3	(1)	11	5

Total other income and charges	$168	$1	$236	$4

7	Income tax expense

	For the three months ended September 30		For the nine months ended September 30
(in millions of Canadian dollars)	2015	2014	2015	2014
Current income tax expense	$159	$30	$364	$199
Deferred income tax expense	—	120	106	194

Income tax expense	$159	$150	$470	$393

During the second quarter of 2015, legislation was enacted to increase the Alberta provincial corporate income tax rate. As a result of this change, the Company recorded an income tax expense of $23 million in the second quarter related to the revaluation of its deferred income tax balances as at January 1, 2015.

The estimated 2015 annualized effective tax rate for the three and nine months ended September 30, 2015, excluding discrete items (Foreign exchange loss on long-term debt, the Gain on sale of Delaware & Hudson South, early redemption premium included in “Other income and charges” and the revaluation of deferred income tax balances as at January 1, 2015 due to the enacted Alberta provincial corporate income tax rate increase in the second quarter of 2015), is 27.5% (27.2% and 27.7% for the three and nine months ended September 30, 2014, respectively).

12

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2015

(unaudited)

7	Income tax expense (continued)

The effective tax rate for the three and nine months ended September 30, 2015, including discrete items, is 32.9% and 31.3%, respectively (27.2% and 27.7% for the three and nine months ended September 30, 2014, respectively).

8	Earnings per share

At September 30, 2015, the number of shares outstanding was 153.8 million (September 30, 2014 – 171.0 million).

Basic earnings per share have been calculated using net income for the period divided by the weighted-average number of shares outstanding during the period.

The number of shares used in earnings per share calculations is reconciled as follows:

	For the three months ended September 30		For the nine months ended September 30
(in millions)	2015	2014	2015	2014
Weighted-average basic shares outstanding	157.6	171.9	162.0	173.9
Dilutive effect of stock options	1.1	1.6	1.3	1.6

Weighted-average diluted shares outstanding	158.7	173.5	163.3	175.5

For the three and nine months ended September 30, 2015, there were 364,014 options and 179,988 options, respectively, excluded from the computation of diluted earnings per share because their effects were not dilutive (three and nine months ended September 30, 2014 – 15,980 and 82,146, respectively).

9	Long-term debt

Issuance of long-term debt

During the first quarter of 2015, the Company issued U.S. $700 million 2.900% 10-year notes due February 1, 2025 for net proceeds of U.S. $694 million (CDN $873 million). These notes pay interest semi-annually and are unsecured but carry a negative pledge. In addition, the Company settled a notional U.S. $700 million of forward starting floating-to-fixed interest rate swap agreements (“forward starting swaps”) for a payment of U.S. $50 million (CDN $63 million) cash (see Note 11). This payment was included in the same line item as the related hedged item on the Consolidated Statements of Cash Flows. Inclusive of the settlement of the forward starting swap, the annualized effective yield at issuance was 3.61%.

During the third quarter of 2015, the Company issued U.S. $550 million 4.800% 30-year notes due August 1, 2045 and U.S. $250 million 3.700% 10-year notes due February 1, 2026 for a total of U.S. $800 million with net proceeds of U.S. $789 million (CDN $1,032 million). These notes pay interest semi-annually and are unsecured but carry a negative pledge.

During the third quarter of 2015, the Company also issued U.S. $900 million 6.125% 100-year notes due September 15, 2115 and U.S. $300 million 4.800% 20-year notes due September 15, 2035 for a total of U.S. $1,200 million with net proceeds of U.S. $1,186 million (CDN $1,569 million). These notes pay interest semi-annually and are unsecured but carry a negative pledge. At the time of the debt issuance the Company de-designated the hedging relationship for U.S. $700 million of the existing forward starting swaps. The Company did not cash settle these swaps and therefore recorded a non-cash loss of U.S. $36 million (CDN $47 million) in “Accumulated other comprehensive loss” (see Note 11). Subsequently the Company re-designated these U.S. $700 million forward starting swaps as a hedging relationship to fix the benchmark rate on cash flows associated with a highly probable forecasted issuance of long-term notes.

Repayment of notes

During the third quarter of 2015, the Company repaid four notes in advance of their maturities for a total of U.S. $285 million (CDN $379 million). The repayment is inclusive of the remaining principal on the notes, totaling U.S. $247 million (CDN $329 million), an early redemption premium of U.S. $34 million (CDN $45 million), and accrued interest of U.S. $4 million (CDN $5 million). The early redemption premium and accrued interest are included in “Other income and charges” and “Net interest expense” on the Interim Consolidated Statements of Income, respectively. The Company also expensed the unamortized financing fees of $2 million to “Other income and charges” upon repayment of the notes.

13

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2015

(unaudited)

9	Long-term debt (continued)

Commercial paper program

During the fourth quarter of 2014, the Company established a commercial paper program which enables it to issue commercial paper up to a maximum aggregate principal amount of U.S. $1 billion in the form of unsecured promissory notes. The commercial paper is backed by a U.S. $1 billion committed, revolving credit facility, which matures on September 23, 2017. During the third quarter of 2015, the Company repaid all of its commercial paper borrowings and had no remaining commercial paper borrowings as at September 30, 2015. As at December 31, 2014, the Company had commercial paper borrowings of U.S. $675 million (CDN $783 million) presented in “Long-term debt” on the Interim Consolidated Balance Sheets as the Company had the intent and ability to renew the borrowings on a long-term basis. The weighted-average interest rate on these borrowings as at December 31, 2014 was 0.44%.

The Company presents issuances and repayments of commercial paper in the Interim Consolidated Statements of Cash Flows on a net basis, all of which have a maturity of less than 90 days.

Revolving Credit Facility

Effective June 15, 2015, CP amended its existing revolving credit facility agreement dated September 26, 2014, to more accurately reflect the expanded financial capacity of the Company. The amended credit facility agreement requires the Company not to exceed a maximum debt to earnings before interest, tax, depreciation, and amortization ratio. The original revolving credit facility agreement stipulated that the Company not exceed a maximum debt to capitalization ratio. As at September 30, 2015, the Company satisfied the threshold stipulated in the amended financial covenant. At September 30, 2015, the facility was undrawn.

Effective September 17, 2015, CP extended the maturity date by one year on its U.S. $2 billion credit facility. The credit facility has two tranches totaling U.S. $1 billion each. The maturity date on the first U.S. $1 billion tranche has been extended to September 23, 2017; the maturity date on the second U.S. $1 billion tranche has been extended to September 26, 2020. The Company remains in compliance with all terms and conditions of the credit facility arrangements.

10	Shareholders’ Equity

On March 11, 2014, the Company announced a new share repurchase program to implement a normal course issuer bid (“NCIB”) to purchase, for cancellation, up to 5.3 million common shares before March 16, 2015. On September 29, 2014, the Company announced the amendment of the bid to increase the maximum number of its common shares that may be purchased from 5.3 million to 12.7 million of its outstanding common shares. The Company completed the purchase of 10.5 million common shares in 2014 and an additional 2.2 million common shares in the first quarter of 2015 prior to the March 16, 2015 expiry date of the program.

On March 16, 2015, the Company announced the renewal of its NCIB, commencing March 18, 2015, to purchase up to 9.14 million of its outstanding common shares for cancellation before March 17, 2016. On August 31, 2015, the Company amended the NCIB to increase the maximum number of its common shares that may be purchased from 9.14 million to 11.9 million of its outstanding common shares. As at September 30, 2015, the Company had purchased 10.8 million common shares for $2,145 million under this current NCIB program.

All purchases are made in accordance with the bid at prevalent market prices plus brokerage fees, or such other prices that may be permitted by the Toronto Stock Exchange, with consideration allocated to share capital up to the average carrying amount of the shares, and any excess allocated to retained earnings. The following table provides the activities under the share repurchase program:

	For the three months ended September 30		For the nine months ended September 30
	2015	2014	2015	2014
Number of common shares repurchased (1)	7,738,489	2,000,392	12,972,177	5,270,374
Weighted-average price per share(2)	$200.84	$210.91	$203.08	$187.33
Amount of repurchase (in millions)(2)	$1,555	$422	$2,635	$987

(1)	Includes shares repurchased but not yet cancelled.
(2)	Includes brokerage fees.

14

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2015

(unaudited)

11	Financial instruments

A.	Fair values of financial instruments

The Company categorizes its financial assets and liabilities measured at fair value in line with the fair value hierarchy established by GAAP that prioritizes, with respect to reliability, the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels. Level 1 inputs consist of quoted prices (unadjusted) in active markets for identical assets and liabilities and give the highest priority to these inputs. Level 2 and 3 inputs are based on significant other observable inputs and significant unobservable inputs, respectively, and give lower priority to these inputs.

When possible, the estimated fair value is based on quoted market prices and, if not available, estimates from third party brokers. For non-exchange traded derivatives classified in Level 2, the Company uses standard valuation techniques to calculate fair value. Primary inputs to these techniques include observable market prices (interest, foreign exchange (“FX”), and commodity) and volatility, depending on the type of derivative and nature of the underlying risk. The Company applied inputs and data used by willing market participants when valuing derivatives and considers its own credit default swap spread, as well as those of its counterparties, in its determination of fair value.

The carrying values of financial instruments equal or approximate their fair values with the exception of long-term debt which has a fair value of approximately $9,713 million at September 30, 2015 (December 31, 2014 – $6,939 million) and a carrying value of $8,677 million at September 30, 2015 (December 31, 2014 – $5,759 million). The estimated fair value of current and long-term borrowings has been determined based on market information where available, or by discounting future payments of interest and principal at estimated interest rates expected to be available to the Company at period end. All derivatives and long-term debt are classified as Level 2.

B.	Financial risk management

Derivative financial instruments

Derivative financial instruments may be used to selectively reduce volatility associated with fluctuations in interest rates, FX rates, the price of fuel, and stock-based compensation expense. Where derivatives are designated as hedging instruments, the relationship between the hedging instruments and their associated hedged items is documented, as well as the risk management objective and strategy for the use of the hedging instruments. This documentation includes linking the derivatives that are designated as fair value or cash flow hedges to specific assets or liabilities on the Interim Consolidated Balance Sheets, commitments, or forecasted transactions. At the time a derivative contract is entered into and at least quarterly thereafter, an assessment is made whether the derivative item is effective in offsetting the changes in fair value or cash flows of the hedged items. The derivative qualifies for hedge accounting treatment if it is effective in substantially mitigating the risk it was designed to address.

It is not the Company’s intent to use financial derivatives or commodity instruments for trading or speculative purposes.

Foreign exchange management

The Company conducts business transactions and owns assets in both Canada and the United States. As a result, the Company is exposed to fluctuations in value of financial commitments, assets, liabilities, income or cash flows due to changes in FX rates. The Company may enter into FX risk management transactions primarily to manage fluctuations in the exchange rate between Canadian and U.S. currencies. FX exposure is primarily mitigated through natural offsets created by revenues, expenditures incurred and balance sheet positions in the same currency. Where appropriate, the Company may negotiate with customers and suppliers to reduce the net exposure.

Net investment hedge

The FX gains and losses on long-term debt are mainly unrealized and can only be realized when U.S. dollar denominated long-term debt matures or is settled. The Company also has long-term FX exposure on its investment in U.S. affiliates. The majority of the Company’s U.S. dollar denominated long-term debt has been designated as a hedge of the net investment in foreign subsidiaries. This designation has the effect of mitigating volatility on net income by offsetting long-term FX gains and losses on U.S. dollar denominated long-term debt and gains and losses on its net investment. The effective portion recognized in “Other comprehensive income” for the three and nine months ended September 30, 2015 was an unrealized FX loss of $291 million and $589 million, respectively (three and nine months ended September 30, 2014 – unrealized FX loss of $175 million and $186 million, respectively). There was no ineffectiveness during the three and nine months ended September 30, 2015 and comparative periods.

15

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2015

(unaudited)

11	Financial instruments (continued)

Interest rate management

The Company is exposed to interest rate risk, which is the risk that the fair value of future cash flows of a financial instrument will vary as a result of changes in market interest rates. In order to manage funding needs or capital structure goals, the Company enters into debt or capital lease agreements that are subject to either fixed market interest rates set at the time of issue or floating rates determined by on-going market conditions. Debt subject to variable interest rates exposes the Company to variability in interest expense, while debt subject to fixed interest rates exposes the Company to variability in the fair value of debt.

To manage interest rate exposure, the Company accesses diverse sources of financing and manages borrowings in line with a targeted range of capital structure, debt ratings, liquidity needs, maturity schedule, and currency and interest rate profiles. In anticipation of future debt issuances, the Company may enter into forward rate agreements, that are designated as cash flow hedges, to substantially lock in all or a portion of the effective future interest expense. The Company may also enter into swap agreements, designated as fair value hedges, to manage the mix of fixed and floating rate debt.

Forward starting swaps

During the fourth quarter of 2014, the Company entered into forward starting swaps totalling a notional U.S. $1.4 billion to fix the benchmark rate on cash flows associated with highly probable forecasted issuances of long-term notes.

During the first three months of 2015, the Company settled a notional U.S. $700 million of forward starting swaps related to the U.S. $700 million 2.900% 10-year notes issued in the same period. The fair value of these derivative instruments was a loss of U.S. $50 million (CDN $63 million) at the time of settlement. The effective portion of changes in fair value on the forward starting swaps of U.S. $48 million (CDN $60 million), was recorded in “Accumulated other comprehensive loss”, and is amortized to “Net interest expense” over the term of the underlying hedged notes. A loss of $1 million and $4 million related to these previously settled derivatives has been amortized to “Net interest expense” for the three and nine months ended September 30, 2015, respectively. The Company expects during the next 12 months, $6 million of losses will be amortized to “Net interest expense”. The ineffective portion of U.S. $2 million (CDN $2 million), was recorded immediately in income as “Net interest expense” during the first three months of 2015.

During the third quarter of 2015, the Company de-designated the hedging relationship for U.S. $700 million of forward starting swaps related to a portion of the U.S. $900 million 6.125% 100-year notes issued. The Company did not cash settle these swaps and therefore recorded a non-cash loss of U.S. $36 million (CDN $47 million) at the time of de-designation. The effective portion of changes in fair value of the de-designated forward starting swaps of U.S. $36 million (CDN $47 million) was recorded in “Accumulated other comprehensive loss” and is amortized to “Net interest expense” over the first 10 years as the underlying interest expense payments, which are hedged, of the U.S. $900 million notes are made. A negligible loss related to these previously de-designated derivatives has been amortized to “Net interest expense” for the three and nine months ended September 30, 2015, respectively. The Company expects that during the next 12 months $5 million of losses will be amortized to “Net interest expense”. There was no ineffectiveness to record upon de-designation.

During the third quarter of 2015, the Company re-designated the forward starting swaps totalling U.S. $700 million to fix the benchmark rate on cash flows associated with a highly probable forecasted issuance of long-term notes. The effective portion of changes in fair value from the re-designation date on the forward starting swaps is recorded in “Accumulated other comprehensive loss”, net of tax, as cash flow hedges until the probable forecasted notes are issued. Subsequent to the notes being issued, amounts in “Accumulated other comprehensive loss” will be amortized to “Net interest expense”. As at September 30, 2015, the total fair value loss of $68 million derived from the remaining forward starting swaps was included in “Accounts payable and accrued liabilities” of which $21 million relates to the re-designated existing forward starting swaps. The effective portion of $20 million on the re-designated existing forward starting swaps is reflected in “Other comprehensive income” and the ineffective portion of $1 million is recorded to “Net interest expense” on the Interim Consolidated Statements of Comprehensive Income and the Interim Consolidated Statements of Income, respectively.

As at December 31, 2014, the unrealized loss derived from the forward starting swaps was $46 million, of which $21 million was included in “Accounts payable and accrued liabilities” and $25 million in “Other long-term liabilities”, with the offset reflected in “Other comprehensive income” on the Consolidated Statements of Comprehensive Income.

Interest rate swaps

During the fourth quarter of 2014, the Company entered into floating-to-fixed interest rate swap agreements totalling U.S. $600 million to hedge the variability in cash flow associated with fluctuations in interest rates on commercial paper issuances. As at September 30, 2015, floating-to-fixed interest rate swap agreements totalling U.S. $350 million were outstanding and expire in

16

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2015

(unaudited)

11	Financial instruments (continued)

the fourth quarter of 2015. As no commercial paper is outstanding at September 30, 2015, or is forecasted to be issued for the balance of the year, these interest rate swaps previously designated as a cash flow hedge were de-designated and a negligible loss was reclassified from “Accumulated other comprehensive loss” to “Net interest expense”. All other balances related to these swap agreements were negligible at September 30, 2015.

12	Stock-based compensation

At September 30, 2015, the Company had several stock-based compensation plans, including stock option plans, various cash settled liability plans and an employee stock savings plan. These plans resulted in an expense of $21 million and $45 million for the three and nine months ended September 30, 2015, respectively (three and nine months ended September 30, 2014 an expense of $42 million and $102 million, respectively).

Regular options

In the nine months ended September 30, 2015, under CP’s stock option plans, the Company issued 317,202 regular options at the weighted-average price of $218.89 per share, based on the closing price on the grant date.

Pursuant to the employee plans, these regular options may be exercised upon vesting, which is between 12 and 48 months after the grant date, and will expire after 10 years.

Under the fair value method, the fair value of the regular options at the grant date was $16 million. The weighted-average fair value assumptions were approximately:

For the nine months ended September 30, 2015
Grant price	$218.89
Expected option life (years)(1)	5.25
Risk-free interest rate(2)	1.10%
Expected stock price volatility(3)	25.83%
Expected annual dividends per share (4)	$1.40
Expected forfeiture rate(5)	1.20%
Weighted-average grant date fair value per regular options granted during the period	$49.73

(1)	Represents the period of time that awards are expected to be outstanding. Historical data on exercise behaviour, or when available, specific expectations regarding future exercise behaviour, were used to estimate the expected life of the option.
(2)	Based on the implied yield available on zero-coupon government issues with an equivalent remaining term at the time of the grant.
(3)	Based on the historical stock price volatility of the Company’s stock over a period commensurate with the expected term of the option.
(4)	Determined by the current annual dividend at the time of grant. The Company does not employ different dividend yields throughout the contractual term of the option.
(5)	The Company estimated forfeitures based on past experience. This rate is monitored on a periodic basis.

Performance share unit (“PSU”) plan

In the nine months ended September 30, 2015, the Company issued 137,874 PSUs with a grant date fair value of approximately $31 million. These units attract dividend equivalents in the form of additional units based on the dividends paid on the Company’s Common Shares. PSUs vest and are settled in cash, or in CP common shares approximately three years after the grant date, contingent upon CP’s performance (“performance factor”). The fair value of PSUs is measured, both on the grant date and each subsequent quarter until settlement, using a lattice-based valuation model.

Deferred share unit (“DSU”) plan

In the nine months ended September 30, 2015, the Company granted 19,251 DSUs with a grant date fair value of approximately $4 million. DSUs vest over various periods of up to 48 months and are only redeemable for a specified period after employment is terminated. An expense to income for DSUs is recognized over the vesting period for both the initial subscription price and the change in value between reporting periods.

17

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2015

(unaudited)

13	Pensions and other benefits

In the three and nine months ended September 30, 2015, the Company made contributions of $20 million and $61 million, respectively (three and nine months ended September 30, 2014 - $25 million and $64 million, respectively) to its defined benefit pension plans. The net periodic benefit cost for defined benefit pension plans and other benefits, including the recognition of an $11 million gain related to legacy pension plans, in the three and nine months ended September 30, 2015 included the following components:

	For the three months
	ended September 30
	Pensions		Other benefits
(in millions of Canadian dollars)	2015	2014	2015	2014
Current service cost (benefits earned by employees in the period)	$31	$27	$3	$4
Interest cost on benefit obligation	116	120	6	5
Expected return on fund assets	(201)	(190)	—	—
Recognized net actuarial loss	66	47	—	1
Amortization of prior service costs	(2)	(17)	—	—

Net periodic benefit (recovery) cost	$10	$(13)	$9	$10

	For the nine months
	ended September 30
	Pensions		Other benefits
(in millions of Canadian dollars)	2015	2014	2015	2014
Current service cost (benefits earned by employees in the period)	$95	$80	$9	$11
Interest cost on benefit obligation	347	358	16	17
Expected return on fund assets	(614)	(568)	—	—
Recognized net actuarial loss	198	142	2	2
Amortization of prior service costs	(5)	(51)	—	—

Net periodic benefit (recovery) cost	$21	$(39)	$27	$30

14	Contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to injuries and damage to property. The Company maintains provisions it considers to be adequate for such actions. While the final outcome with respect to actions outstanding or pending at September 30, 2015 cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.

Legal proceedings related to Lac-Mégantic rail accident

On July 6, 2013, a train carrying crude oil operated by Montreal Maine and Atlantic Railway (“MMA”) and/or its subsidiary, Montreal Maine and Atlantic Railway of Canada (“MMAC”, and collectively with MMA, the “MMA Group”) derailed and exploded in Lac-Mégantic, Quebec on a section of railway line owned by the MMA Group. The previous day CP had interchanged the train to the MMA Group, and after that interchange MMA Group exercised exclusive control over the train.

Following this incident, the Minister of Sustainable Development, Environment, Wildlife and Parks of Quebec issued an order directing certain named parties to recover the contaminants and to clean up and decontaminate the derailment site. CP was added as a named party on August 14, 2013 (the “Amended Cleanup Order”). CP is a party to an administrative appeal with respect to the Amended Cleanup Order. No hearing date on the merits of CP’s appeal has been scheduled. Directly related to

18

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2015

(unaudited)

14	Contingencies (continued)

this matter, the Province of Québec filed a lawsuit against CP before the Québec Superior Court on July 6, 2015 in which it claims $409 million for the damages sustained by the province as a result of the expenses incurred following the derailment, including costs incurred for the work carried out pursuant to the Amended Cleanup Order. The province alleges that CP had custody or control of the contaminants that were discharged in Lac-Mégantic on July 6, 2013, and that CP was otherwise negligent and therefore is solidarily (joint and severally) liable with the other third parties responsible for the accident. No timetable governing the conduct of this lawsuit has been ordered by the court.

A class action lawsuit has also been filed in the Superior Court of Quebec on behalf of a class of persons and entities residing in, owning or leasing property in, operating a business in or physically present in Lac-Mégantic (the “Class Action”). The lawsuit seeks damages caused by the derailment including for wrongful deaths, personal injuries, and property damages. CP was added as a defendant on August 16, 2013. On May 8, 2015, the Superior Court of Quebec authorized the institution of the Class Action as against CP and as against the shipper, Western Petroleum, and the shipper’s parent, World Fuel Services (collectively, the “World Fuel Defendants”). The World Fuel Defendants have since settled, although the settlement is not yet final. No timetable governing the conduct of this lawsuit has been ordered by the court.

In the wake of the derailment and ensuing litigation, MMAC filed for bankruptcy in Canada (the “Canadian Proceeding”) and MMA filed for bankruptcy in the United States (the “U.S. Proceeding”). An Adversary Proceeding filed by the MMA U.S. bankruptcy trustee against CP, Irving Oil and the World Fuel Defendants accuses CP of failing to ensure that World Fuel Defendants or Irving Oil properly classified the oil lading and of not refusing to ship the oil in DOT-111 tank cars. Private party litigation in Texas and Illinois charge CP of the same wrongdoing. Those cases include class actions and mass actions in Texas and wrongful death actions in Illinois. CP removed all cases to U.S. federal court, and motions have been filed with respect to jurisdiction and venue.

In response to CP’s motion to withdraw the adversary proceedings from the U.S. Proceeding, the trustee maintained that Canadian law rather than U.S. law controlled, and the court found that if the federal regulations governed, the case was not complex enough to warrant withdrawal. CP moved to dismiss for want of personal jurisdiction, but that motion, which was heard on August 18, 2015, has been denied.

Plans of arrangement have been conditionally approved both in the Canadian Proceeding and the U.S. Proceeding. These Plans provide for the distribution of a fund of approximately $440 million amongst those who claimed loss or damage as a result of the derailment and will release those parties which contributed to the fund from any further liability. The Plans also provide for broadly worded third-party releases and injunctions that prevent actions against settling parties. CP has not participated in the settlement and hence will not benefit from any third party releases or injunctions. In addition, both Plans contain judgment reduction provisions. Pursuant to these provisions, in the event of a judgment against CP in a case arising from the Lac-Mégantic derailment, CP should receive a credit for the greater of (i) the settlement monies received by the plaintiff(s) for the claim, or (ii) the amount which, but for the third party non-debtor injunctions, CP would have been entitled to obtain from third parties other than MMA and MMAC through contribution or indemnification. CP may also have rights to judgment reduction, as part of the contribution/indemnification credit, for the fault of MMA and/or MMAC. The provisions of the Plans also provide for a potential re-allocation of some aspects of the MMA Group’s liability among plaintiffs and non-settling parties.

Besides litigation that has now been commenced by wrongful death, personal injury, and property damage plaintiffs against CP in Maine, Texas, and Illinois, CP has received two damage to cargo notices of claims from the shipper of the oil on the derailed train, Western Petroleum. Western Petroleum submitted U.S. and Canadian notices of claims for the same damages and, under the Carmack Amendment (the U.S. damage to cargo statute), seeks to recover for all injuries associated with, and indemnification for all claims arising from, the derailment. Both jurisdictions permit a shipper to recover the value of damaged lading against any carrier in the delivery chain, subject to limitations in the carrier’s tariffs. CP’s tariffs significantly restrict shipper damage claim rights.

Western Petroleum is part of the World Fuel Services group, and those entities recently settled with the trustee. In connection with that settlement, Western Petroleum assigned to the bankruptcy trustee the right to delegate those cargo-related claims. To date the trustee has not so delegated, but he has indicated that the cargo claims will be given to the Trust to be formed to handle distributions of funds to wrongful death plaintiffs. Before the settlement, both the World Fuel Services group and the trustee maintained that Carmack liability extends beyond lading losses to cover all damages incurred by the World Fuel Services group or Irving Oil associated with the derailment. CP disputes this interpretation of the law.

At this early stage of the legal proceedings, any potential liability and the quantum of potential loss cannot be determined. Nevertheless, CP denies liability for the MMA derailment and intends to vigorously defend itself in the proceedings described above and in any proceeding that may be commenced in the future.

19

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2015

(unaudited)

14	Contingencies (continued)

Legal proceedings initiated by Canadian National Railway Company

On August 13, 2015, Canadian National Railway Company (“CN”) issued a statement of claim against the company and an employee. The principal allegations are that the Company obtained and benefited from certain confidential CN customer data. CN is seeking damages but has not yet provided evidence to substantiate its damages claim. The Company plans to defend this claim and the amount of loss, if any, to the Company as a result of the claim cannot be reasonably estimated.

Environmental liabilities

Environmental remediation accruals, recorded on an undiscounted basis unless a reliably determinable estimate as to an amount and timing of costs can be established, cover site-specific remediation programs.

The accruals for environmental remediation represent CP’s best estimate of its probable future obligation and include both asserted and unasserted claims, without reduction for anticipated recoveries from third parties. Although the recorded accruals include CP’s best estimate of all probable costs, CP’s total environmental remediation costs cannot be predicted with certainty. Accruals for environmental remediation may change from time to time as new information about previously untested sites becomes known, environmental laws and regulations evolve and advances are made in environmental remediation technology. The accruals may also vary as the courts decide legal proceedings against outside parties responsible for contamination. These potential charges, which cannot be quantified at this time, are not expected to be material to CP’s financial position, but may materially affect income in the particular period in which a charge is recognized. Costs related to existing, but as yet unknown, or future contamination will be accrued in the period in which they become probable and reasonably estimable.

The expense included in “Purchased services and other” for the three and nine months ended September 30, 2015 was $1 million and $7 million, respectively (three and nine months ended September 30, 2014 – $1 and $2 million, respectively). Provisions for environmental remediation costs are recorded in “Other long-term liabilities”, except for the current portion which is recorded in “Accounts payable and accrued liabilities”. The total amount provided at September 30, 2015 was $98 million (December 31, 2014 – $91 million). Payments are expected to be made over 10 years to 2025.

20

Summary of Rail Data

Third Quarter						Year-to-date
2015	2014	Change	%		Financial (millions, except per share data)	2015	2014	Change	%
					Revenues
$1,667	$1,629	$38	2		Freight revenues	$4,907	$4,745	$162	3
42	41	1	2		Non-freight revenues	118	115	3	3

1,709	1,670	39	2		Total revenues	5,025	4,860	165	3

					Operating expenses
352	347	5	1		Compensation and benefits	1,038	1,034	4	—
162	249	(87)	(35)		Fuel	542	793	(251)	(32)
47	47	—	—		Materials	144	146	(2)	(1)
42	36	6	17		Equipment rents	130	117	13	11
149	135	14	10		Depreciation and amortization	440	413	27	7
272	235	37	16		Purchased services and other	788	726	62	9
(68)	—	(68)	100		Gain on sale of Delaware & Hudson South	(68)	—	(68)	100

956	1,049	(93)	(9)		Total operating expenses	3,014	3,229	(215)	(7)

753	621	132	21		Operating income	2,011	1,631	380	23
					Less:
168	1	167	—		Other income and charges	236	4	232	—
103	70	33	47		Net interest expense	272	209	63	30

482	550	(68)	(12)		Income before income tax expense	1,503	1,418	85	6
159	150	9	6		Income tax expense	470	393	77	20

$323	$400	$(77)	(19)		Net income	$1,033	$1,025	$8	1

55.9	62.8	(6.9)	(690	)bps	Operating ratio (%)	60.0	66.4	(6.4)	(640	)bps
$2.05	$2.33	$(0.28)	(12)		Basic earnings per share	$6.37	$5.90	$0.47	8

$2.04	$2.31	$(0.27)	(12)		Diluted earnings per share	$6.32	$5.84	$0.48	8

					Shares Outstanding
157.6	171.9	(14.3)	(8)		Weighted average number of shares outstanding (millions)	162.0	173.9	(11.9)	(7)
158.7	173.5	(14.8)	(9)		Weighted average number of diluted shares outstanding (millions)	163.3	175.5	(12.2)	(7)
					Foreign Exchange
0.76	0.93	(0.17)	(18)		Average foreign exchange rate (US$/Canadian$)	0.79	0.92	(0.13)	(14)
1.31	1.08	0.23	21		Average foreign exchange rate (Canadian$/US$)	1.26	1.09	0.17	16

21

Summary of Rail Data (Page 2)

Third Quarter					Year-to-date
2015	2014	Change	%		2015	2014	Change	%
				Commodity Data
				Freight Revenues (millions)
$261	$248	$13	5	- Canadian Grain	$772	$721	$51	7
148	127	21	17	- U.S. Grain	391	348	43	12
163	150	13	9	- Coal	490	463	27	6
82	70	12	17	- Potash	281	251	30	12
62	55	7	13	- Fertilizers and sulphur	200	173	27	16
66	52	14	27	- Forest products	184	152	32	21
173	160	13	8	- Chemicals and plastics	522	462	60	13
109	136	(27)	(20)	- Crude	288	354	(66)	(19)
173	190	(17)	(9)	- Metals, minerals, and consumer products	492	521	(29)	(6)
87	83	4	5	- Automotive	260	275	(15)	(5)
189	202	(13)	(6)	- Domestic intermodal	575	579	(4)	(1)
154	156	(2)	(1)	- International intermodal	452	446	6	1

$1,667	$1,629	$38	2	Total Freight Revenues	$4,907	$4,745	$162	3

				Millions of Revenue Ton-Miles (RTM)
6,639	6,790	(151)	(2)	- Canadian Grain	19,666	19,710	(44)	—
2,727	3,011	(284)	(9)	- U.S. Grain	7,855	8,229	(374)	(5)
5,316	5,422	(106)	(2)	- Coal	16,914	16,804	110	1
3,569	2,812	757	27	- Potash	11,758	10,219	1,539	15
973	915	58	6	- Fertilizers and sulphur	3,023	3,119	(96)	(3)
1,083	1,036	47	5	- Forest products	3,163	2,959	204	7
3,227	3,409	(182)	(5)	- Chemicals and plastics	10,220	9,941	279	3
3,703	4,625	(922)	(20)	- Crude	9,531	11,799	(2,268)	(19)
2,451	2,993	(542)	(18)	- Metals, minerals, and consumer products	6,906	8,404	(1,498)	(18)
424	420	4	1	- Automotive	1,339	1,531	(192)	(13)
3,027	3,076	(49)	(2)	- Domestic intermodal	9,114	8,713	401	5
2,999	3,040	(41)	(1)	- International intermodal	8,993	8,925	68	1

36,138	37,549	(1,411)	(4)	Total RTMs	108,482	110,353	(1,871)	(2)

				Freight Revenue per RTM (cents)
3.93	3.65	0.28	8	- Canadian Grain	3.93	3.66	0.27	7
5.43	4.22	1.21	29	- U.S. Grain	4.98	4.23	0.75	18
3.07	2.76	0.31	11	- Coal	2.89	2.76	0.13	5
2.29	2.51	(0.22)	(9)	- Potash	2.39	2.46	(0.07)	(3)
6.38	6.06	0.32	5	- Fertilizers and sulphur	6.62	5.56	1.06	19
6.07	5.01	1.06	21	- Forest products	5.82	5.13	0.69	13
5.37	4.68	0.69	15	- Chemicals and plastics	5.11	4.65	0.46	10
2.92	2.93	(0.01)	—	- Crude	3.02	3.00	0.02	1
7.08	6.36	0.72	11	- Metals, minerals, and consumer products	7.13	6.20	0.93	15
20.64	19.74	0.90	5	- Automotive	19.44	17.99	1.45	8
6.24	6.57	(0.33)	(5)	- Domestic intermodal	6.31	6.65	(0.34)	(5)
5.14	5.11	0.03	1	- International intermodal	5.02	4.99	0.03	1
4.61	4.34	0.27	6	Total Freight Revenue per RTM	4.52	4.30	0.22	5

22

Summary of Rail Data (Page 3)

Third Quarter					Year-to-date
2015	2014	Change	%		2015	2014	Change	%
				Carloads (thousands)
72	76	(4)	(5)	- Canadian Grain	205	216	(11)	(5)
44	44	—	—	- U.S. Grain	117	127	(10)	(8)
79	73	6	8	- Coal	245	233	12	5
29	24	5	21	- Potash	97	85	12	14
14	15	(1)	(7)	- Fertilizers and sulphur	46	46	—	—
16	15	1	7	- Forest products	46	44	2	5
50	52	(2)	(4)	- Chemicals and plastics	152	146	6	4
25	31	(6)	(19)	- Crude	66	80	(14)	(18)
58	71	(13)	(18)	- Metals, minerals, and consumer products	167	187	(20)	(11)
32	33	(1)	(3)	- Automotive	98	100	(2)	(2)
105	111	(6)	(5)	- Domestic intermodal	314	318	(4)	(1)
145	142	3	2	- International intermodal	426	412	14	3

669	687	(18)	(3)	Total Carloads	1,979	1,994	(15)	(1)

				Freight Revenue per Carload
$3,613	$3,264	$349	11	- Canadian Grain	$3,767	$3,336	$431	13
3,413	2,878	535	19	- U.S. Grain	3,347	2,746	601	22
2,057	2,040	17	1	- Coal	1,997	1,987	10	1
2,816	2,917	(101)	(3)	- Potash	2,898	2,951	(53)	(2)
4,265	3,835	430	11	- Fertilizers and sulphur	4,344	3,790	554	15
4,113	3,426	687	20	- Forest products	3,960	3,443	517	15
3,479	3,097	382	12	- Chemicals and plastics	3,444	3,176	268	8
4,281	4,436	(155)	(3)	- Crude	4,357	4,446	(89)	(2)
3,026	2,697	329	12	- Metals, minerals, and consumer products	2,951	2,785	166	6
2,719	2,519	200	8	- Automotive	2,646	2,741	(95)	(3)
1,795	1,819	(24)	(1)	- Domestic intermodal	1,833	1,823	10	1
1,067	1,090	(23)	(2)	- International intermodal	1,061	1,079	(18)	(2)
$2,493	$2,372	$121	5	Total Freight Revenue per Carload	$2,480	$2,380	$100	4

23

Summary of Rail Data (Page 4)

Third Quarter					Year-to-date
2015	2014 (1)	Change	%		2015	2014 (1)	Change	%
				Operations Performance
65,027	68,800	(3,773)	(5)	Freight gross ton-miles (millions)	196,647	201,653	(5,006)	(2)
36,138	37,549	(1,411)	(4)	Revenue ton-miles (millions)	108,482	110,353	(1,871)	(2)
8,365	8,977	(612)	(7)	Train miles (thousands)	25,499	27,044	(1,545)	(6)
8,328	8,234	94	1	Average train weight - excluding local traffic (tons)	8,260	8,007	253	3
6,946	6,828	118	2	Average train length - excluding local traffic (feet)	6,904	6,636	268	4
6.6	8.1	(1.5)	(19)	Average terminal dwell - (hours)	7.3	8.9	(1.6)	(18)
22.2	18.6	3.6	19	Average network train speed - (mph)	21.0	17.6	3.4	19
0.952	1.000	(0.05)	(5)	Fuel efficiency(2)	0.999	1.039	(0.04)	(4)
61.7	68.0	(6.3)	(9)	U.S. gallons of locomotive fuel consumed (millions)(3)	195.1	206.6	(11.5)	(6)
2.00	3.39	(1.39)	(41)	Average fuel price (U.S. dollars per U.S. gallon)	2.21	3.52	(1.31)	(37)
13,822	14,699	(877)	(6)	Total employees (average)(4)	14,020	14,577	(557)	(4)
13,700	14,659	(959)	(7)	Total employees (end of period)(4)	13,700	14,659	(959)	(7)
13,601	14,944	(1,343)	(9)	Workforce (end of period)(5)	13,601	14,944	(1,343)	(9)
				Safety
1.75	1.57	0.18	11	FRA personal injuries per 200,000 employee-hours	1.72	1.64	0.08	5
0.97	1.62	(0.65)	(40)	FRA train accidents per million train-miles	1.24	1.29	(0.05)	(4)

(1)	Certain prior period figures have been revised to conform with current presentation or have been updated to reflect new information.
(2)	Fuel efficiency is defined as U.S. gallons of locomotive fuel consumed per 1,000 GTMs – freight and yard.
(3)	Includes gallons of fuel consumed from freight, yard and commuter service but excludes fuel used in capital projects and other non-freight activities.
(4)	An employee is defined as an individual, including trainees, who has worked more than 40 hours in a standard biweekly pay period. This excludes part time employees, contractors, and consultants.
(5)	Workforce is defined as total employees plus part time employees, contractors, and consultants.

24

Non-GAAP Measures - Unaudited

The Company presents non-GAAP measures and cash flow information to provide a basis for evaluating underlying earnings and liquidity trends in its business that can be compared with the results of operations in prior periods. In addition, these non-GAAP measures facilitate a multi-period assessment of long-term profitability allowing management and other external users of the Company’s consolidated financial statements to compare profitability on a long-term basis with that of the Company’s peers.

These non-GAAP measures exclude foreign currency translation effects on long-term debt, which can be volatile and short term, and other significant items that are not among the Company’s normal ongoing revenues and operating expenses. They have no standardized meaning and are not defined by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies.

Adjusted Performance Measures

Income, excluding significant items, provides management with a measure of income on an ongoing basis.

Diluted earnings per share (“EPS”), excluding significant items, also referred to as Adjusted EPS, provides the same information on a per share basis.

Operating expenses, excluding significant items, provide relevant and useful information for evaluating the effectiveness of the Company’s operations and underlying business trends.

Operating income, excluding significant items, also referred to as Adjusted operating income, provides a measure of the profitability of the railway on an ongoing basis.

Operating ratio, excluding significant items, also referred to as Adjusted operating ratio, calculated as operating expenses, excluding significant items divided by revenues, provides the percentage of revenues used to operate the railway on an ongoing basis.

Significant items

Significant items are material transactions that may include, but are not limited to, restructuring and asset impairment charges, gains and losses on non-routine sales of assets and other items that are neither normal course business activities or among our normal ongoing revenues and operating expenses.

Items that impacted reported third quarter 2015 earnings include:

•	a $128 million loss ($111 million after tax) due to foreign exchange (“FX”) translation of the Company’s U.S. dollar-denominated debt which unfavourably impacted Diluted EPS by 69 cents;

•	a $68 million gain ($42 million after tax) related to the sale of Delaware and Hudson Railway south of Schenectady (“D&H South”) which favourably impacted Diluted EPS by 26 cents; and

•	a $47 million charge ($35 million after tax) related to the early redemption premium on notes which unfavourably impacted Diluted EPS by 22 cents.

There were no significant items in the third quarter of 2014.

Items that impacted reported the nine months ended September 30, 2015 and 2014 earnings, in addition to those discussed above, include:

2015:

•	in the second quarter, a $10 million gain ($9 million after-tax) due to FX translation on U.S. dollar-denominated debt which favourably impacted Diluted EPS by 5 cents;

•	in the second quarter, an income tax expense of $23 million as a result of the change in the Alberta provincial corporate income tax rate which unfavourably impacted Diluted EPS by 14 cents;

•	in the first quarter, a $64 million loss ($55 million after-tax) due to FX translation on U.S. dollar-denominated debt which unfavourably impacted Diluted EPS by 34 cents; and

2014:

•	in the first quarter, a $4 million recovery ($3 million after-tax) for experience gains from the Company’s 2012 labour restructuring initiative which favourably impacted Diluted EPS by 2 cents.

25

Reconciliation of Non-GAAP measures to GAAP measures

The following tables reconcile Income, excluding significant items, Adjusted EPS, Adjusted operating income and Adjusted Operating ratio to Net income, Diluted earnings per share, operating income and operating ratio, respectively.

Income	For the three months ended September 30		For the nine months ended September 30
(in millions of Canadian dollars)	2015	2014	2015	2014
Income, excluding significant items	$427	$400	$1,206	$1,022

Add significant items, net of tax:
Labour restructuring	—	—	—	3
Early redemption premium on notes	(35)	—	(35)	—
Gain on sale of D&H South	42	—	42	—
Impact of FX translation on U.S. dollar denominated debt	(111)	—	(157)	—
Income tax rate change	—	—	(23)	—

Net income as reported	$323	$400	$1,033	$1,025

Diluted earnings per share	For the three months ended September 30		For the nine months ended September 30
	2015	2014	2015	2014
Diluted earnings per share, excluding significant items	$2.69	$2.31	$7.39	$5.82

Add significant items:
Labour restructuring	—	—	—	0.02
Early redemption premium on notes	(0.22)	—	(0.22)	—
Gain on sale of D&H South	0.26	—	0.26	—
Impact of FX translation on U.S. dollar denominated debt	(0.69)	—	(0.97)	—
Income tax rate change	—	—	(0.14)	—

Diluted earnings per share as reported	$2.04	$2.31	$6.32	$5.84

Operating income	For the three months ended September 30		For the nine months ended September 30
(in millions of Canadian dollars)	2015	2014	2015	2014
Operating income, excluding significant items	$685	$621	$1,943	$1,627

Add significant items:
Labour restructuring	—	—	—	4
Gain on sale of D&H South	68	—	68	—

Operating income as reported	$753	$621	$2,011	$1,631

Operating ratio	For the three months ended September 30		For the nine months ended September 30
	2015	2014	2015	2014
Operating ratio, excluding significant items	59.9%	62.8%	61.3%	66.6%

Add significant items:
Labour restructuring	—	—	—	(0.2)%
Gain on sale of D&H South	(4.0)%	—	(1.3)%	—

Operating ratio as reported	55.9%	62.8%	60.0%	66.4%

26

Free Cash

Free cash is a non-GAAP measure that management considers to be an indicator of liquidity. The measure is used by management to provide information with respect to the relationship between cash provided by operating activities and investment decisions and provides a comparable measure for period to period changes. Free cash is calculated as cash provided by operating activities, less cash used in investing activities, excluding changes in restricted cash and cash equivalents and investment balances used to collateralize letters of credit, and dividends paid, adjusted for changes in cash and cash equivalents balances resulting from FX fluctuations.

Reconciliation of Free Cash to GAAP cash position(1)	For the three months		For the nine months
	ended September 30		ended September 30
(in millions of Canadian dollars)	2015	2014	2015	2014
Cash provided by operating activities	$696	$534	$1,836	$1,466
Cash used in investing activities	(163)	(85)	(708)	(347)
Change in restricted cash and cash equivalents used to collateralize letters of credit	—	(318)	—	(327)
Dividends paid	(57)	(61)	(172)	(184)
Effect of FX fluctuations on U.S. dollar-denominated cash and cash equivalents	18	6	23	2

Free cash(1)	494	76	979	610
Cash used in financing activities, excluding dividend payment	(18)	(448)	(544)	(1,098)
Change in restricted cash and cash equivalents used to collateralize letters of credit	—	318	—	327

Increase (Decrease) in cash and cash equivalents, as shown on the Interim Consolidated Statements of Cash Flows	476	(54)	435	(161)
Cash and cash equivalents at beginning of period	185	369	226	476

Cash and cash equivalents at end of period	$661	$315	$661	$315

(1)	Free cash and cash equivalents provided by financing activities, excluding dividend payment have no standardized meaning prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies.

Foreign Exchange Adjusted Variance

FX adjusted variance (“FX adj. variance”) allows certain financial results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Financial results at a constant currency are obtained by translating the previous period results in U.S. dollars at the FX rate of the comparable period of the current year. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies.

	For the three months ended September 30					For the nine months ended September 30
(in millions of			Variance	Adjusted	FX Adj.			Variance	Adjusted	FX Adj.
Canadian dollars)	2015	2014	due to FX	2014(1)	%(1)	2015	2014	due to FX	2014(1)	%(1)
Freight revenues	$1,667	$1,629	$177	$1,806	(8%)	$4,907	$4,745	$383	$5,128	(4%)
Non-freight revenues	42	41	2	43	(2%)	118	115	3	118	—%

Total revenues	1,709	1,670	179	1,849	(8%)	5,025	4,860	386	5,246	(4%)
Total operating expenses	956	1,049	95	1,144	(16%)	3,014	3,229	219	3,448	(13%)

Operating income	$753	$621	$84	$705	7%	$2,011	$1,631	$167	$1,798	12%

(1)	These earnings measures have no standardized meaning prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies.

27

This Management’s Discussion and Analysis (“MD&A”) is provided in conjunction with the Interim Consolidated Financial Statements and related notes for the three and nine months ended September 30, 2015 prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). All information has been prepared in accordance with GAAP, except as described in Section 14, Non-GAAP Measures of this MD&A. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars.

October 20, 2015

In this MD&A, “our”, “us”, “we”, “CP”, “Canadian Pacific”, and “the Company” refer to Canadian Pacific Railway Limited (“CPRL”), CPRL and its subsidiaries, CPRL and one or more of its subsidiaries, or one or more of CPRL’s subsidiaries, as the context may require. Other terms not defined in the body of this MD&A are defined in Section 23, Glossary of Terms.

Unless otherwise indicated, all comparisons of results for the third quarter and year to date of 2015 are against the results for the third quarter and year to date of 2014.

1. BUSINESS PROFILE

Canadian Pacific Railway Limited, through its subsidiaries, operates a transcontinental railway in Canada and the United States (“U.S.”) and provides logistics and supply chain expertise. CP provides rail and intermodal transportation services over a network of approximately 13,000 miles, serving the principal business centres of Canada from Montreal, Quebec, to Vancouver, British Columbia (“B.C.”), and the U.S. Northeast and Midwest regions. Our railway feeds directly into the U.S. heartland from the East and West coasts. Agreements with other carriers extend the Company’s market reach east of Montreal in Canada, throughout the U.S. and into Mexico. The Company transports bulk commodities, merchandise freight and intermodal traffic. Bulk commodities include Canadian grain, U.S. grain, coal, potash, and fertilizers and sulphur. Merchandise freight consists of finished vehicles and automotive parts, chemicals and plastics, crude oil, forest products, and metals, minerals, and consumer products. Intermodal traffic consists largely of high-value, time-sensitive retail goods in overseas containers that can be transported by train, ship and truck, and in domestic containers and trailers that can be moved by train and truck.

2. STRATEGY

Canadian Pacific is driving change as it moves through its transformational journey to become the best railroad in North America, while creating long-term value for shareholders. The Company is focused on providing customers with industry leading rail service; driving sustainable, profitable growth; optimizing our assets; and reducing costs, while remaining a leader in rail safety.

Looking forward, CP is executing its strategic plan to become the lowest cost rail carrier centred on five key foundations, which are the Company’s performance drivers.

Provide Service: Providing efficient and consistent transportation solutions for the Company’s customers. “Doing what we say we are going to do” is what drives CP by providing a reliable product with a lower cost operating model. Centralized planning aligned with local execution is bringing the Company closer to the customer and accelerating decision-making.

Control Costs: Controlling and removing unnecessary costs from the organization, eliminating bureaucracy and continuing to identify productivity enhancements are the keys to success.

Optimize Assets: Through longer sidings, improved asset utilization, and increased train lengths, the Company is moving increased volumes with fewer locomotives and cars while unlocking capacity for future growth potential.

Operate Safely: Each year, CP safely moves millions of carloads of freight across North America while ensuring the safety of our people and the communities through which we operate. Safety is never to be compromised. Continuous research and development in state-of-the-art safety technology and highly focused employees ensure our trains are built for safe, efficient operations across our network.

Develop People: CP recognizes that none of the other foundations can be achieved without its people. Every CP employee is a railroader and the Company is shaping a new culture focused on a passion for service with integrity in everything it does. Coaching and mentoring managers into becoming leaders will help drive CP forward.

3. FORWARD-LOOKING INFORMATION

This MD&A contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other relevant securities legislation. These forward-looking statements include, but are not limited to, statements concerning the Company’s defined benefit pension and financial expectations for 2015 (expected revenue growth to be 2-3%, operating ratio to be below 62%, and 2015 annual adjusted diluted earnings per share (“EPS”) of $10.00 to $10.40) and financial expectations through 2018 (targeted revenues of $10 billion, cumulative cash flow before dividends of $6 billion and diluted EPS of more than double 2014 diluted EPS, excluding significant items), as well as statements concerning the Company’s operations, anticipated financial performance, business prospects and strategies, including statements concerning the anticipation that cash flow from operations and various sources of financing will be sufficient to meet debt repayments and obligations in the foreseeable future and concerning anticipated capital programs, statements regarding future payments including income taxes and pension contributions, and capital expenditures. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan” or similar words suggesting future outcomes.

Readers are cautioned not to place undue reliance on forward-looking information because it is possible that CP will not achieve predictions, forecasts, projections and other forms of forward-looking information. Current economic conditions render assumptions, although reasonable when made, subject to greater uncertainty. In addition, except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions on the financial position of pension plans and investments; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and the governmental response to them, and technological changes.

There are more specific factors that could cause actual results to differ materially from those described in the forward-looking statements contained in this MD&A. These more specific factors are identified and discussed in Section 20, Business Risks and elsewhere in this MD&A. Other risks are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States.

Financial Assumptions

Financial expectations for 2015

The Company expects revenue growth to be 2-3%, operating ratio to be below 62%, and 2015 annual adjusted diluted EPS of $10.00 to $10.40. Key assumptions for full year 2015 financial expectations include:

•	Canadian to U.S. dollar average exchange rate of $1.25;

•	an effective income tax rate (excluding discrete items) of 27.5%;

•	defined benefit pension expense of approximately $35 million, compared with 2014 pension income of $52 million;

•	capital expenditures of approximately $1.5 billion;

•	average On Highway Diesel (“OHD”) price of U.S. $2.80 - $2.90; and

•	current share repurchase plan expected to be completed by calendar year-end.

Canadian Pacific ● 2015 MD&A ● Q3

Defined benefit pension expectations for 2015

Defined benefit pension contributions are currently estimated to be between $80 million and $90 million in 2015 and between $50 million and $100 million in each year from 2016 to 2018. This contribution level reflects the Company’s intentions with respect to the rate which is applied to the voluntary prepayments made in previous years to reduce contribution requirements. Defined benefit pension expense for 2015 is expected to be approximately $35 million. These pension contributions and pension expense estimates are based on a number of economic and demographic assumptions and are sensitive to changes in the assumptions or to actual experience differing from the assumptions. Pensions are discussed further in Section 21, Critical Accounting Estimates.

Financial expectations through 2018

CP is targeting to grow revenues to $10 billion in 2018. Over the 2015 to 2018 time frame, CP also expects to generate cumulative cash flow before dividends, discussed further in Section 15, Non-GAAP Measures of the 2014 annual MD&A, of $6 billion and for diluted EPS to more than double compared to 2014 diluted EPS, excluding significant items. Key assumptions to reaching these goals include:

•	annual capital spending in the range of $1.4 billion to $1.6 billion;

•	average fuel cost of U.S. $3.50 per U.S. gallon;

•	Canadian to U.S. dollar exchange rate of $1.10; and

•	income tax rate of 27.5%.

Undue reliance should not be placed on these assumptions and other forward-looking information.

4. ADDITIONAL INFORMATION

Additional information, including the Company’s Consolidated Financial Statements, Annual Information Form, press releases and other required filing documents, are available on SEDAR at www.sedar.com in Canada, on EDGAR at www.sec.gov in the U.S. and on the Company website at www.cpr.ca. Copies of such documents, as well as the Company’s Notice of Intention to Make a normal course issuer bid (“NCIB”), may be obtained by contacting the Corporate Secretary’s Office at 1-866-861-4289 or by email at shareholder@cpr.ca or writing to Office of the Corporate Secretary located at 7550 Ogden Dale Road S.E. Calgary, Alberta, Canada T2C 4X9. The aforementioned documents are issued and made available in accordance with legal requirements and are not incorporated by reference into this MD&A.

Canadian Pacific ● 2015 MD&A ● Q3

5. FINANCIAL HIGHLIGHTS

	For the three months ended September 30		For the nine months ended September 30
(in millions, except percentages and per-share data)	2015	2014	2015	2014
Revenues	$1,709	$1,670	$5,025	$4,860
Operating income	753	621	2,011	1,631
Adjusted operating income(1)	685	621	1,943	1,627
Net income	323	400	1,033	1,025
Income, excluding significant items(1)	427	400	1,206	1,022

Basic earnings per share	2.05	2.33	6.37	5.90
Diluted earnings per share	2.04	2.31	6.32	5.84
Diluted earnings per share, excluding significant items(1)	2.69	2.31	7.39	5.82
Dividends declared per share	0.3500	0.3500	1.0500	1.0500

Return on capital employed (“ROCE”)(1)(2)	15.1%	11.4%	15.1%	11.4%
Adjusted return on capital employed(1)(3)	16.1%	14.2%	16.1%	14.2%
Operating ratio	55.9%	62.8%	60.0%	66.4%
Adjusted operating ratio(1)	59.9%	62.8%	61.3%	66.6%

Free cash(1)(4)	494	76	979	610
Total assets at September 30(6)	18,431	17,225	18,431	17,225
Total long-term financial liabilities at September 30(5)(6)	8,739	4,841	8,739	4,841

(1)	These measures have no standardized meaning prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies. These measures are discussed in Section 14, Non-GAAP Measures along with reconciliations to their closest GAAP measures.
(2)	ROCE is defined as earnings before interest and taxes (“EBIT”) (on a rolling twelve month basis), divided by the average for the year of total assets, less current liabilities, excluding current portion of long-term debt, as measured under GAAP.
(3)	Adjusted ROCE is defined as EBIT excluding significant items (on a rolling twelve months basis) divided by the average for the year of total assets, less current liabilities, excluding current portion of long-term debt, as measured under GAAP. Adjusted ROCE and EBIT, excluding significant items are discussed further in Section 14, Non-GAAP Measures.
(4)	A reconciliation of free cash to GAAP cash position is provided in Section 14, Non-GAAP Measures.
(5)	Excludes deferred income taxes: $3,069 million and $2,980 million; and other non-financial deferred liabilities of $1,015 million and $967 million at September 30, 2015 and 2014 respectively.
(6)	2014 comparative period figures have been restated for retrospective adoption of Accounting Standards Update (“ASU”) 2015-03, discussed further in Section 12, Changes in Accounting Policy.

6. OPERATING RESULTS

Income

Operating income in the third quarter of 2015 was $753 million, an increase of $132 million, or 21%, from $621 million in the same period of 2014. Operating income increased primarily due to:

•	the favourable impact of the change in foreign exchange (“FX”);

•	the gain on sale of Delaware and Hudson South (“D&H South”);

•	efficiencies generated from improved operating performance and asset utilization; and

•	lower stock-based compensation primarily driven by the change in stock price and lower incentive-based compensation.

This increase in Operating income was partially offset by:

•	lower volumes of Metals, minerals and consumer products and Crude;

•	higher pension expense; and

•	higher depreciation due to a higher depreciable asset base.

Operating income in the first nine months of 2015 was $2,011 million, an increase of $380 million, or 23% from $1,631 million in the same period of 2014. Operating income increased primarily due to:

•	the favourable impact of the change in FX;

•	efficiencies generated from improved operating performance and asset utilization;

•	the gain on sale of D&H South;

•	lower stock-based compensation driven by the change in stock price and lower incentive-based compensation; and

•	higher land sales.

Canadian Pacific ● 2015 MD&A ● Q3

This increase in Operating income was partially offset by:

•	higher pension expense;

•	higher casualty expenses as a result of more costly mishaps; and

•	wage and benefit inflation.

The Adjusted operating income was $685 million in the third quarter of 2015, compared with $621 million in the same period of 2014 and was $1,943 million in the first nine months of 2015, compared with $1,627 million in the same period of 2014. The Adjusted operating income excludes the gain on sale of D&H South, recorded in the third quarter of 2015.

Adjusted operating income, which excludes significant items, has no standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies. Adjusted operating income is discussed further in Section 14, Non-GAAP Measures.

Net income was $323 million in the third quarter of 2015, a decrease of $77 million, or 19%, from $400 million in the same period of 2014. The decrease was primarily due to the unfavorable impact of FX translation on U.S. dollar-denominated debt and the early redemption premium on notes.

This decrease was partially offset by higher Operating income.

Net income was $1,033 million for the first nine months of 2015, an increase of $8 million, or 1%, from $1,025 million in the same period of 2014. Net income increased primarily due to higher Operating income, partially offset by:

•	the unfavorable impact of FX translation on U.S. dollar-denominated debt;

•	higher income tax expense due to higher earnings and the increase in the Alberta provincial corporate income tax rate in the second quarter of 2015; and

•	the early redemption premium on notes.

Diluted Earnings per Share

Diluted EPS in the third quarter of 2015 was $2.04, a decrease of $0.27, or 12%, from $2.31 in the same period of 2014. This decrease was primarily due to lower Net income compared to the third quarter of 2014, which is partially offset by lower average outstanding shares due to the Company’s share repurchase program, discussed further in Section 15, Shareholder Returns. Diluted EPS for the first nine months of 2015 was $6.32, an increase of $0.48, or 8%, from $5.84 in the same period of 2014. This increase was due to higher Net income and lower average outstanding shares due to the Company’s share repurchase program.

Diluted EPS, excluding significant items in the third quarter of 2015 was $2.69, an increase of $0.38 or 16%, from $2.31 in the same period of 2014, and for the first nine months of 2015 was $7.39, an increase of $1.57, or 27%, from $5.82 in the same period of 2014. These increases were primarily due to higher Income, excluding significant items and lower average outstanding shares due to the Company’s share repurchase program.

Diluted EPS, excluding significant items, has no standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies. Diluted EPS, excluding significant items, is discussed further in Section 14, Non-GAAP Measures.

Operating Ratio

The operating ratio provides the percentage of revenues used to operate the railway, and is calculated as total operating expenses divided by total revenues. A lower percentage normally indicates higher efficiency in the operation of the railway. The Operating ratio was 55.9% in the third quarter of 2015, compared with 62.8% in the same period of 2014. This improvement was primarily due to:

•	the gain on sale of D&H South;

•	lower fuel prices;

•	efficiencies generated from improved operating performance and asset utilization; and

•	lower stock-based compensation primarily driven by the change in stock price and lower incentive-based compensation.

These improvements were partially offset by lower traffic volumes and higher pension expense.

Canadian Pacific ● 2015 MD&A ● Q3

The Operating ratio was 60.0% for the nine months ended September 30, 2015, compared with 66.4% in the same period of 2014. This improvement was primarily due to:

•	lower fuel price;

•	efficiencies generated from improved operating performance and asset utilization;

•	lower stock-based compensation primarily driven by the change in stock price and lower incentive-based compensation;

•	the gain on sale of D&H South; and

•	higher land sales.

These improvements were partially offset by lower traffic volumes, higher pension expense and higher casualty expenses as a result of more costly mishaps.

The Adjusted operating ratio was 59.9% in the third quarter of 2015, compared with 62.8% in the same period of 2014 and was 61.3% in the first nine months of 2015, compared with 66.6% in the same period of 2014. The Adjusted operating ratio excludes the gain on sale of D&H South.

Adjusted operating ratio, which excludes significant items, has no standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies. Adjusted operating ratio is discussed further in Section 14, Non-GAAP Measures.

Impact of Foreign Exchange on Earnings

Fluctuations in FX affect the Company’s results because U.S. dollar-denominated revenues and expenses are translated into Canadian dollars. U.S. dollar-denominated revenues and expenses increase (decrease) when the Canadian dollar weakens (strengthens) in relation to the U.S. dollar. In the third quarter of 2015, the impact of the stronger U.S. dollar resulted in an increase in total revenues of $179 million, an increase in total operating expenses of $95 million and an increase on interest expense of $13 million. In the first nine months of 2015, the impact of a stronger U.S. dollar resulted in an increase in total revenues of $386 million, an increase in total operating expenses of $219 million and an increase on interest expense of $27 million.

Canadian to U.S. dollar

Average exchange rates	2015	2014
For the three months ended - September 30	$1.31	$1.08

For the nine months ended - September 30	$1.26	$1.09

Canadian to U.S. dollar

Exchange rates	2015	2014
Beginning of year - January 1	$1.16	$1.06
Beginning of quarter - July 1	$1.25	$1.07
End of quarter - September 30	$1.33	$1.12

Average Fuel Price

(U.S. dollars per U.S. gallon)	2015	2014
For the three months ended - September 30	$2.00	$3.39

For the nine months ended - September 30	$2.21	$3.52

Canadian Pacific ● 2015 MD&A ● Q3

7. PERFORMANCE INDICATORS

	For the three months			For the nine months
	ended September 30			ended September 30
	2015	2014(1)	% Change	2015	2014(1)	% Change
Operations performance
Freight gross ton-miles (“GTMs”) (millions)	65,027	68,800	(5)	196,647	201,653	(2)
Revenue ton-miles (“RTMs”) (millions)	36,138	37,549	(4)	108,482	110,353	(2)
Train miles (thousands)	8,365	8,977	(7)	25,499	27,044	(6)
Average train weight - excluding local traffic (tons)	8,328	8,234	1	8,260	8,007	3
Average train length - excluding local traffic (feet)	6,946	6,828	2	6,904	6,636	4
Average terminal dwell - (hours)	6.6	8.1	(19)	7.3	8.9	(18)
Average network train speed - (mph)	22.2	18.6	19	21.0	17.6	19
Fuel efficiency (U.S. gallons of locomotive fuel consumed / 1,000 GTMs)(2)	0.952	1.000	(5)	0.999	1.039	(4)
Total employees (average)(3)	13,822	14,699	(6)	14,020	14,577	(4)
Workforce (end of period)(4)	13,601	14,944	(9)	13,601	14,944	(9)
Safety indicators
FRA personal injuries per 200,000 employee-hours	1.75	1.57	11	1.72	1.64	5
FRA train accidents per million train-miles	0.97	1.62	(40)	1.24	1.29	(4)

(1)	Certain prior period figures have been revised to conform with current presentation or have been updated to reflect new information.
(2)	Includes gallons of fuel consumed in freight, yard and commuter service but excludes fuel used in capital projects and other non-freight activities.
(3)	An employee is defined as an individual, including trainees, who has worked more than 40 hours in a standard biweekly pay period. This excludes part time employees, contractors and consultants.
(4)	Workforce is defined as total employees plus part time employees, contractors and consultants.

The indicators listed in this table are key measures of the Company’s operating performance. Definitions of these performance indicators are provided in Section 23, Glossary of Terms.

Operations Performance

GTMs for the third quarter of 2015 were 65,027 million which decreased by 5%, compared with 68,800 million in the same period of 2014. GTMs for the first nine months of 2015 decreased by 2% compared to the same period of 2014. These decreases were due to lower Metals, minerals and consumer products, Crude, Grain, and Intermodal volumes.

RTMs for the third quarter of 2015 were 36,138 million, a decrease of 4% compared with 37,549 million in the same period of 2014. RTMs for the first nine months of 2015 were 108,482 million, a decrease of 2% compared to 110,353 million in the same period of 2014. RTMs are discussed further in Section 8, Lines of Business.

Train miles decreased by 7% and 6% in the third quarter and first nine months of 2015, respectively, compared to the same periods of 2014. Average train weight increased by 1% and 3% for the third quarter and first nine months of 2015, respectively, compared to the same periods of 2014. Average train length increased by 2% and 4% for the third quarter and first nine months of 2015, respectively, compared to the same periods of 2014. The changes in train miles, average train weight, and average train length resulted from increases in overall bulk train productivity.

Average terminal dwell, decreased by 19% and 18% in the third quarter and first nine months of 2015, respectively, compared with the same periods of 2014. These decreases were the result of improved operational fluidity, particularly in the U.S.

Average network train speed increased by 19% in both the third quarter and first nine months of 2015, compared with the same periods of 2014. These increases were due to improved train design, operating conditions, operating plan execution, and operational fluidity, particularly in the U.S.

Fuel efficiency improved by 5% and 4% for the third quarter and first nine months of 2015, respectively, compared to the same periods of 2014. Fuel efficiency in the third quarter of 2015 was a Company record at 0.952 U.S. gallons of locomotive fuel consumed per 1,000 GTMs. Improvements in fuel efficiency are a result of increased locomotive productivity, the advancement of the Company’s fuel conservation strategies and operational fluidity.

Canadian Pacific ● 2015 MD&A ● Q3

The average number of total employees decreased by 6% and 4% in the third quarter and the first nine months 2015, respectively, compared to the same periods of 2014. These decreases were primarily due to job reductions as a result of continuing strong operational performance and natural attrition.

The workforce at the end of the third quarter of 2015 decreased by 9%, compared with September 30, 2014. This improvement was primarily due to job reductions as a result of continuing strong operational performance, natural attrition and fewer contractors.

8. LINES OF BUSINESS

Total Revenue, Volumes and Freight Rates	For the three months ended September 30			For the nine months ended September 30
	2015	2014	% Change	2015	2014	% Change
Freight revenues (in millions)	$1,667	$1,629	2	$4,907	$4,745	3
Non-freight revenues (in millions)	42	41	2	118	115	3

Total revenues (in millions)	$1,709	$1,670	2	$5,025	$4,860	3

Carloads (in thousands)	669	687	(3)	1,979	1,994	(1)
Revenue ton-miles (in millions)	36,138	37,549	(4)	108,482	110,353	(2)

Freight revenue per carload (dollars)	$2,493	$2,372	5	$2,480	$2,380	4
Freight revenue per revenue ton-miles (cents)	4.61	4.34	6	4.52	4.30	5

The Company’s revenues are primarily derived from transporting freight. Non-freight revenue is generated from leasing of certain assets, switching fees, contracts with passenger service operators, and logistics management services. Changes in freight volumes generally contribute to corresponding changes in freight revenues and certain variable expenses, such as fuel, equipment rents and crew costs.

In the third quarter and first nine months of 2015 and 2014, no one customer comprised more than 10% of total revenues and accounts receivable.

Freight Revenues

Freight revenues are earned from transporting bulk commodities, merchandise and intermodal goods, and include fuel recoveries billed to CP’s customers. Freight revenues were $1,667 million in the third quarter of 2015, an increase of $38 million, or 2%, from $1,629 million in the same period of 2014. This increase was primarily due to:

•	the favourable impact of the change in FX;

•	increased Canadian grain revenue due to higher rates; and

•	increased Potash revenue due to increased volume.

This increase was partially offset by lower fuel surcharge revenue and decreased volumes for Metals, mineral and consumer products and Crude.

Freight revenues were $4,907 million in the first nine months of 2015, an increase of $162 million, or 3%, from $4,745 million in the same period of 2014. This increase was primarily due to:

•	the favourable impact of the change in FX;

•	increased Chemical and plastics revenue due to increased volume; and

•	increased Canadian grain revenue due to higher rates.

This increase was partially offset by lower fuel surcharge revenue and decreased volumes for Metals, mineral and consumer products and Crude.

Revenue ton miles (“RTMs”), measuring the relative weight and distance of rail freight moved by the Company were 36,138 million in the third quarter of 2015, a decrease of 1,411 million, or 4%, compared to the same period of 2014. RTMs were 108,482 million for the first nine months of 2015, a decrease of approximately 1,871 million, or 2%, compared to the same period of 2014. These decreases were primarily due to lower volumes of:

•	Crude;

•	Metals, minerals and consumer products; and

•	U.S. grain.

This decrease in RTMs was primarily offset by increased Potash shipments.

Canadian Pacific ● 2015 MD&A ● Q3

Fuel Cost Recovery Program

CP employs a fuel cost recovery program designed to automatically respond to fluctuations in fuel prices and help reduce volatility to changing fuel prices. Fuel surcharge revenue is earned on individual shipments primarily based on OHD; as such, fuel surcharge revenue is a function of the freight volumes. Short-term volatility in fuel prices may adversely or positively impact expenses and revenues.

Canadian Grain	For the three months			For the nine months
	ended September 30			ended September 30
	2015	2014	% Change	2015	2014	% Change
Freight revenues (in millions)	$261	$248	5	$772	$721	7

Carloads (in thousands)	72	76	(5)	205	216	(5)
Revenue ton-miles (in millions)	6,639	6,790	(2)	19,666	19,710	—

Freight revenue per carload (dollars)	$3,613	$3,264	11	$3,767	$3,336	13
Freight revenue per revenue ton-mile (cents)	3.93	3.65	8	3.93	3.66	7

Canadian grain revenue was $261 million in the third quarter of 2015, an increase of $13 million, or 5%, from $248 million in the same period of 2014 and was $772 million for the first nine months of 2015, an increase of $51 million, or 7%, from $721 million in the same period of 2014.

These increases were primarily due to higher freight rates and the favourable impact of the change in FX. The revenue increase for the nine month period also reflected strong export demand in the first quarter of 2015. In the second and third quarters, lower volumes partially offset the higher freight rates.

U.S. Grain	For the three months			For the nine months
	ended September 30			ended September 30
	2015	2014	% Change	2015	2014	% Change
Freight revenues (in millions)	$148	$127	17	$391	$348	12

Carloads (in thousands)	44	44	—	117	127	(8)
Revenue ton-miles (in millions)	2,727	3,011	(9)	7,855	8,229	(5)

Freight revenue per carload (dollars)	$3,413	$2,878	19	$3,347	$2,746	22
Freight revenue per revenue ton-mile (cents)	5.43	4.22	29	4.98	4.23	18

U.S. grain revenue was $148 million in the third quarter of 2015, an increase of $21 million, or 17%, from $127 million in the same period of 2014 and was $391 million for the first nine months of 2015, an increase of $43 million, or 12%, from $348 million in the same period of 2014. These increases were primarily due to the favourable impact of the change in FX and increased freight rates, partially offset by lower fuel surcharge revenue and lower RTMs resulting from reduced export volumes to the Pacific Northwest.

Coal	For the three months			For the nine months
	ended September 30			ended September 30
	2015	2014	% Change	2015	2014	% Change
Freight revenues (in millions)	$163	$150	9	$490	$463	6

Carloads (in thousands)	79	73	8	245	233	5
Revenue ton-miles (in millions)	5,316	5,422	(2)	16,914	16,804	1

Freight revenue per carload (dollars)	$2,057	$2,040	1	$1,997	$1,987	1
Freight revenue per revenue ton-mile (cents)	3.07	2.76	11	2.89	2.76	5

Canadian Pacific ● 2015 MD&A ● Q3

Coal revenue was $163 million in the third quarter of 2015, an increase of $13 million, or 9%, from $150 million in the same period of 2014. This increase was primarily due to higher volumes of U.S. originated thermal coal and the favourable impact of the change in FX, partially offset by lower fuel surcharge revenue.

Coal revenue was $490 million for the first nine months of 2015, an increase of $27 million, or 6%, from $463 million in the same period of 2014. This increase was primarily due to the favourable impact of the change in FX, and higher volumes and rates on U.S originated thermal coal, partially offset by lower fuel surcharge revenue.

Potash	For the three months			For the nine months
	ended September 30			ended September 30
	2015	2014	% Change	2015	2014	% Change
Freight revenues (in millions)	$82	$70	17	$281	$251	12

Carloads (in thousands)	29	24	21	97	85	14
Revenue ton-miles (in millions)	3,569	2,812	27	11,758	10,219	15

Freight revenue per carload (dollars)	$2,816	$2,917	(3)	$2,898	$2,951	(2)
Freight revenue per revenue ton-mile (cents)	2.29	2.51	(9)	2.39	2.46	(3)

Potash revenue was $82 million in the third quarter of 2015, an increase of $12 million, or 17%, from $70 million in the same period of 2014. This increase was primarily due to higher export shipments and the favourable impact of the change in FX, partially offset by lower fuel surcharge revenue and lower domestic shipments.

Potash revenue was $281 million for the first nine months of 2015, an increase of $30 million, or 12%, from $251 million in the same period of 2014. This increase was primarily due to the favourable impact of the change in FX and higher export volumes.

Fertilizers and Sulphur	For the three months			For the nine months
	ended September 30			ended September 30
	2015	2014	% Change	2015	2014	% Change
Freight revenues (in millions)	$62	$55	13	$200	$173	16

Carloads (in thousands)	14	15	(7)	46	46	—
Revenue ton-miles (in millions)	973	915	6	3,023	3,119	(3)

Freight revenue per carload (dollars)	$4,265	$3,835	11	$4,344	$3,790	15
Freight revenue per revenue ton-mile (cents)	6.38	6.06	5	6.62	5.56	19

Fertilizers and sulphur revenue was $62 million in the third quarter of 2015, an increase of $7 million, or 13%, from $55 million in the same period of 2014. This increase was primarily due to the favourable impact of the change in FX, partially offset by lower fuel surcharge revenue. Increased volumes of longer haul sulphur traffic resulted in higher RTMs.

Fertilizers and sulphur revenue was $200 million for the first nine months of 2015, an increase of $27 million, or 16%, from $173 million in the same periods of 2014. This increase was primarily due to the favourable impact of the change in FX and higher freight rates.

Canadian Pacific ● 2015 MD&A ● Q3

Forest Products	For the three months			For the nine months
	ended September 30			ended September 30
	2015	2014	% Change	2015	2014	% Change
Freight revenues (in millions)	$66	$52	27	$184	$152	21

Carloads (in thousands)	16	15	7	46	44	5
Revenue ton-miles (in millions)	1,083	1,036	5	3,163	2,959	7

Freight revenue per carload (dollars)	$4,113	$3,426	20	$3,960	$3,443	15
Freight revenue per revenue ton-mile (cents)	6.07	5.01	21	5.82	5.13	13

Forest products revenue was $66 million in the third quarter of 2015, an increase of $14 million, or 27%, from $52 million in the same period of 2014 and was $184 million for the first nine months of 2015, an increase of $32 million, or 21%, from $152 million in the same period of 2014. These increases were primarily due to the favourable impact of the change in FX and higher freight rates.

Chemicals and Plastics	For the three months			For the nine months
	ended September 30			ended September 30
	2015	2014	% Change	2015	2014	% Change
Freight revenues (in millions)	$173	$160	8	$522	$462	13

Carloads (in thousands)	50	52	(4)	152	146	4
Revenue ton-miles (in millions)	3,227	3,409	(5)	10,220	9,941	3

Freight revenue per carload (dollars)	$3,479	$3,097	12	$3,444	$3,176	8
Freight revenue per revenue ton-mile (cents)	5.37	4.68	15	5.11	4.65	10

Chemicals and plastics revenue was $173 million in the third quarter of 2015, an increase of $13 million, or 8%, from $160 million in the same period of 2014. This increase was primarily due to the favourable impact of the change in FX, partially offset by lower fuel surcharge revenue and lower volumes.

Chemicals and plastics revenue was $522 million for the first nine months of 2015, an increase of $60 million, or 13%, from $462 million in the same period of 2014. This increase was primarily due to the favourable impact of the change in FX, higher volumes in the first half of the year, partially offset by lower fuel surcharge revenue.

Crude	For the three months			For the nine months
	ended September 30			ended September 30
(in millions)	2015	2014	% Change	2015	2014	% Change
Freight revenues (in millions)	$109	$136	(20)	$288	$354	(19)

Carloads (in thousands)	25	31	(19)	66	80	(18)
Revenue ton-miles (in millions)	3,703	4,625	(20)	9,531	11,799	(19)

Freight revenue per carload (dollars)	$4,281	$4,436	(3)	$4,357	$4,446	(2)
Freight revenue per revenue ton-miles (cents)	2.92	2.93	—	3.02	3.00	1

Crude revenue was $109 million in the third quarter of 2015, a decrease of $27 million, or 20%, from $136 million in the same period of 2014 and was $288 million for the first nine months of 2015, a decrease of $66 million, or 19%, from $354 million in the same period of 2014. These decreases were primarily due to decreased shipments and lower fuel surcharge revenue, partially offset by the favourable impact of the change in FX.

Canadian Pacific ● 2015 MD&A ● Q3

Metals, Minerals and Consumer Products	For the three months			For the nine months
	ended September 30			ended September 30
	2015	2014	% Change	2015	2014	% Change
Freight revenues (in millions)	$173	$190	(9)	$492	$521	(6)

Carloads (in thousands)	58	71	(18)	167	187	(11)
Revenue ton-miles (in millions)	2,451	2,993	(18)	6,906	8,404	(18)

Freight revenue per carload (dollars)	$3,026	$2,697	12	$2,951	$2,785	6
Freight revenue per revenue ton-mile (cents)	7.08	6.36	11	7.13	6.20	15

Metals, minerals and consumer products revenue was $173 million in the third quarter of 2015, a decrease of $17 million, or 9%, from $190 million in the same period of 2014 and was $492 million for the first nine months of 2015, a decrease of $29 million, or 6%, from $521 million in the same period of 2014. These decreases were primarily due to declines in the volume of frac sand, steel and other aggregates traffic, partially offset by the favourable impact of the change in FX.

Automotive	For the three months			For the nine months
	ended September 30			ended September 30
	2015	2014	% Change	2015	2014	% Change
Freight revenues (in millions)	$87	$83	5	$260	$275	(5)

Carloads (in thousands)	32	33	(3)	98	100	(2)
Revenue ton-miles (in millions)	424	420	1	1,339	1,531	(13)

Freight revenue per carload (dollars)	$2,719	$2,519	8	$2,646	$2,741	(3)
Freight revenue per revenue ton-mile (cents)	20.64	19.74	5	19.44	17.99	8

Automotive revenue was $87 million in the third quarter of 2015, an increase of $4 million, or 5%, from $83 million in the same period of 2014. This increase was primarily due to the favourable impact of the change in FX, partially offset by lower vehicle shipments resulting from the exit of a customer contract in 2014 and reduced fuel surcharge revenue.

Automotive revenue was $260 million for the first nine months of 2015, a decrease of $15 million, or 5%, from $275 million in the same period of 2014. This decrease was primarily due to reduced fuel surcharge revenue and lower vehicle shipments from the exit of a customer contract in 2014, partially offset by the favourable impact of the change in FX.

Domestic Intermodal	For the three months			For the nine months
	ended September 30			ended September 30
	2015	2014	% Change	2015	2014	% Change
Freight revenues (in millions)	$189	$202	(6)	$575	$579	(1)

Carloads (in thousands)	105	111	(5)	314	318	(1)
Revenue ton-miles (in millions)	3,027	3,076	(2)	9,114	8,713	5

Freight revenue per carload (dollars)	$1,795	$1,819	(1)	$1,833	$1,823	1
Freight revenue per revenue ton-mile (cents)	6.24	6.57	(5)	6.31	6.65	(5)

Domestic intermodal revenue was $189 million in the third quarter of 2015, a decrease of $13 million, or 6%, from $202 million in the same period of 2014. This decrease was primarily due to reduced fuel surcharge revenue and lower volumes, particularly in the short haul Expressway business, partially offset by the favourable impact of the change in FX and an increase in long haul traffic.

Canadian Pacific ● 2015 MD&A ● Q3

Domestic intermodal revenue was $575 million for the first nine months of 2015, a decrease of $4 million, or 1%, from $579 million in the same period of 2014. This decrease was primarily due to reduced fuel surcharge revenue, partially offset by the favourable impact of the change in FX.

International Intermodal	For the three months			For the nine months
	ended September 30			ended September 30
	2015	2014	% Change	2015	2014	% Change
Freight revenues (in millions)	$154	$156	(1)	$452	$446	1

Carloads (in thousands)	145	142	2	426	412	3
Revenue ton-miles (in millions)	2,999	3,040	(1)	8,993	8,925	1

Freight revenue per carload (dollars)	$1,067	$1,090	(2)	$1,061	$1,079	(2)
Freight revenue per revenue ton-mile (cents)	5.14	5.11	1	5.02	4.99	1

International intermodal revenue was $154 million in the third quarter of 2015, a decrease of $2 million, or 1%, from $156 million in the same period of 2014. This decrease was primarily due to reduced fuel surcharge revenue, partially offset by the favourable impact of the changes in FX.

International intermodal revenue was $452 million for the first nine months of 2015, an increase of $6 million, or 1%, from $446 million in the same period of 2014. This increase was primarily due to the favourable impact of the change in FX, partially offset by reduced fuel surcharge revenue.

Non-freight Revenues

Non-freight revenues were $42 million in the third quarter of 2015, an increase of $1 million, or 2%, from $41 million in the same period of 2014. Non-freight revenues were $118 million for the first nine months of 2015, an increase of $3 million, or 3%, from $115 million in the same period of 2014. These increases were primarily due to higher leasing revenues.

9. OPERATING EXPENSES

	For the three months			For the nine months
	ended September 30			ended September 30
(in millions)	2015	2014	% Change	2015	2014	% Change
Operating expenses
Compensation and benefits	$352	$347	1	$1,038	$1,034	—
Fuel	162	249	(35)	542	793	(32)
Materials	47	47	—	144	146	(1)
Equipment rents	42	36	17	130	117	11
Depreciation and amortization	149	135	10	440	413	7
Purchased services and other	272	235	16	788	726	9
Gain on sale of Delaware & Hudson South	(68)	—	100	(68)	—	100

Total operating expenses	$956	$1,049	(9)	$3,014	$3,229	(7)

Operating expenses were $956 million in the third quarter of 2015, a decrease of $93 million, or 9%, from $1,049 million in the same period of 2014. This decrease was primarily due to:

•	lower fuel price;

•	the gain on sale of D&H South;

•	efficiencies generated from improved operating performance and asset utilization;

•	lower volume variable expenses as a result of a decrease in workload, as measured by GTMs; and

•	lower stock-based compensation primarily driven by the change in stock price and lower incentive-based compensation.

This decrease was partially offset by:

•	the unfavourable impact of the change in FX;

•	higher pension expense;

•	wage and benefit inflation; and

•	higher depreciation expense.

Canadian Pacific ● 2015 MD&A ● Q3

Operating expenses were $3,014 million for the first nine months of 2015, a decrease of $215 million, or 7%, from $3,229 million in the same period of 2014. This decrease was primarily due to:

•	lower fuel price;

•	efficiencies generated from improved operating performance and asset utilization;

•	the gain on sale of D&H South;

•	lower stock-based compensation primarily driven by the change in stock price and lower incentive-based compensation; and

•	higher land sales.

This decrease was partially offset by:

•	the unfavourable impact of the change in FX;

•	higher pension expense;

•	higher casualty expenses as a result of more costly mishaps; and

•	wage and benefit inflation.

Compensation and Benefits

Compensation and benefits expense was $352 million in the third quarter of 2015, an increase of $5 million, or 1%, from $347 million in the same period of 2014 and was $1,038 million for the first nine months of 2015, an increase of $4 million from $1,034 million in the same period of 2014. These increases were primarily due to:

•	higher pension expense;

•	the unfavourable impact of the change in FX; and

•	wage and benefit inflation.

These increases were partially offset by:

•	lower stock-based compensation primarily driven by the change in stock price and lower incentive-based compensation;

•	lower costs achieved through job reductions;

•	road and yard efficiencies as a result of continuing strong operational performance; and

•	lower volume variable expenses as a result of a decrease in workload as measured by GTMs.

Fuel

Fuel expense was $162 million in the third quarter of 2015, a decrease of $87 million, or 35%, from $249 million in the same period of 2014 and was $542 million for the first nine months of 2015, a decrease of $251 million, or 32%, from $793 million in the same period of 2014.

These decreases were primarily due to:

•	lower fuel prices;

•	a reduction in workload, as measured by GTMs;

•	improvements in fuel efficiency as a result of increased locomotive productivity; and

•	the advancement of the Company’s fuel conservation strategies and operational fluidity.

These decreases were partially offset by the unfavourable impact of the change in FX.

Materials

Materials expense of $47 million in the third quarter of 2015 was unchanged from the same period of 2014. Materials expense was $144 million for the first nine months of 2015, essentially unchanged from $146 million in the same period of 2014.

Equipment Rents

Equipment rents expense was $42 million in the third quarter of 2015, an increase of $6 million, or 17%, from $36 million in the same period of 2014 and was $130 million for the first nine months of 2015, an increase of $13 million, or 10%, from $117 million in the same period of 2014. These increases were primarily due to the unfavourable impact of the change in FX and the return of locomotives previously subleased to another railroad.

Depreciation and Amortization

Depreciation and amortization expense was $149 million in the third quarter of 2015, an increase of $14 million, or 10%, from $135 million in the same period of 2014 and was $440 million for the first nine months of 2015, an increase of $27 million, or 7%, from $413 million in the same period of 2014. These increases were primarily due to a higher depreciable asset base and the unfavourable impact of the change in FX.

Canadian Pacific ● 2015 MD&A ● Q3

Purchased Services and Other	For the three months			For the nine months
	ended September 30			ended September 30
(in millions)	2015	2014(1)	% Change	2015	2014(1)	% Change
Purchased services and other
Support and facilities	$69	$66	5	$219	$211	4
Track and operations	70	59	19	195	173	13
Intermodal	46	43	7	139	128	9
Equipment	48	32	50	151	118	28
Casualty	10	8	25	54	23	135
Property taxes(2)	26	24	8	79	73	8
Other	4	5	(20)	14	9	56
Land sales	(1)	(2)	(50)	(63)	(9)	600

Total purchased services and other	$272	$235	16	$788	$726	9

(1)	Certain of the comparative figures have been reclassified within Purchased services and other in order to be consistent with the 2015 presentation.
(2)	These amounts were previously included in Support and facilities.

Purchased services and other expense was $272 million in the third quarter of 2015, an increase of $37 million, or 16% from $235 million in the same period of 2014. This increase was primarily due to:

•	the unfavourable impact of the change in FX;

•	increased locomotive overhauls, reported in Equipment;

•	increased track maintenance activities, reported in Track and operations; and

•	higher facilities costs, reported in Support and facilities.

Purchased services and other expense was $788 million for the first nine months of 2015, an increase of $62 million, or 9%, from $726 million in the same period of 2014. This increase was primarily due to:

•	the unfavourable impact of the change in FX;

•	higher casualty expenses as a result of more costly mishaps, reported in Casualty;

•	increased track maintenance activities, reported in Track and operations;

•	higher car repair costs, reported in Equipment;

•	higher intermodal expenses related to pick up and delivery service, reported in Intermodal; and

•	higher legal fees and facilities costs, reported in Support and facilities.

This increase was partially offset by higher land sales.

Gain on Sale of Delaware & Hudson South

During the first quarter of 2015, the Company finalized a sales agreement with Norfolk Southern Corporation (“NS”) for the portion of Delaware and Hudson Railway Company (“D&H”), Inc.’s line between Sunbury, Pennsylvania and Schenectady, New York (“D&H South”). The sale, which received approval by the U.S. Surface Transportation Board on May 15, 2015, was completed on September 18, 2015 for proceeds of $281million (U.S. $214 million), subject to finalizing post-closing adjustments between the Company and NS in the fourth quarter of 2015. The assets sold were previously classified as “Assets held for Sale” on the Company’s Consolidated Balance Sheets as at December 31, 2014. The Company recorded a gain on sale of $68 million from the transaction.

10. OTHER INCOME STATEMENT ITEMS

Other Income and Charges

Other income and charges was an expense of $168 million in the third quarter of 2015, compared to an expense of $1 million in the same period of 2014 and was an expense of $236 million for the first nine months of 2015, compared to an expense of $4 million in the same period of 2014. These increases were primarily due to the unfavourable impact of FX translation on U.S. dollar-denominated debt and early redemption premium on notes.

Net Interest Expense

Net interest expense was $103 million in the third quarter of 2015, an increase of $33 million, or 47% from $70 million in the same period of 2014 and was $272 for the first nine months of 2015, an increase of $63 million, or 30%, from $209 million in the same period of 2014. These increases were primarily due to the unfavourable impact of the change in FX and an increase in long-term debt, discussed further in Section 13, Liquidity and Capital Resources.

Canadian Pacific ● 2015 MD&A ● Q3

Income Taxes

Income tax expense was $159 million in the third quarter of 2015, an increase of $9 million, or 6%, from $150 million in the same period of 2014. This increase was primarily due to the tax rate on the gain on sale of D&H South which was higher than the normal effective tax rate.

Income tax expense for first nine months of 2015 was $470 million, an increase of $77 million, or 20% from $393 million in the same period of 2014. This increase was due to higher taxable earnings and the impact of legislation that was enacted to increase the Alberta provincial corporate income tax rate. As a result of this change, the Company recorded an income tax expense of $23 million in the second quarter of 2015 related to the revaluation of its deferred income tax balances as at January 1, 2015.

The estimated 2015 annualized effective tax rate for the third quarter and nine months ended September 30, 2015, excluding discrete items (FX translation on U.S. dollar-denominated debt, the gain on sale of D&H South, the impact of the Alberta provincial corporate income tax rate increase, and the early redemption premium on notes) was 27.5%, a decrease compared to 28.0% for the same periods in 2014.

The effective tax rate for the three months ended September 30, 2015, including discrete items, was 32.9%. The higher effective tax rate, compared to the prior period of 2014, was primarily due to the tax expense on sale of D&H South taxed at a higher rate than the estimated 2015 annualized effective tax rate of 27.5% and the tax recovery related to FX translation on U.S. dollar-denominated debt taxed at a significantly lower rate than the estimated 2015 annualized effective tax rate of 27.5%. These items are discussed further in Section 14, Non-GAAP Measures.

The effective tax rate for the nine months ended September 30, 2015, including discrete items, was 31.3%. The higher effective tax rate, compared to the prior period of 2014, was primarily due to the $23 million income tax expense related to the Alberta provincial corporate income tax rate increase, the tax expense on sale of D&H South taxed at a higher rate than the estimated 2015 annualized effective tax rate of 27.5% and the tax recovery related to FX translation on U.S. dollar-denominated debt taxed at a significantly lower rate than the estimated 2015 annualized effective tax rate of 27.5%. These items are discussed further in Section 14, Non-GAAP Measures.

The Company expects an annualized effective tax rate in 2015 of approximately 27.5%, excluding discrete items, which is based on certain estimates and assumptions for the year, discussed further in Section 20, Business Risks.

11. QUARTERLY FINANCIAL DATA

For the quarter ended (in millions, except per share data)	2015			2014				2013
	Sept. 30(1)	Jun. 30(2)	Mar. 31(3)	Dec. 31(4)	Sept. 30	Jun. 30	Mar. 31(5)	Dec. 31(6)
Total revenue	$1,709	$1,651	$1,665	$1,760	$1,670	$1,681	$1,509	$1,607
Operating income	753	646	612	708	621	587	423	114
Net income	323	390	320	451	400	371	254	82

Basic earnings per share	$2.05	$2.38	$1.94	$2.66	$2.33	$2.13	$1.45	$0.47
Diluted earnings per share	$2.04	$2.36	$1.92	$2.63	$2.31	$2.11	$1.44	$0.47

(1)	Significant items included in the third quarter of 2015 were a $128 million loss ($111 million after tax) due to FX translation on CP’s U.S. dollar- denominated debt, recorded in Other income and charges, a $68 million gain ($42 million after tax) related to the sale of D&H South and a $47 million charge ($35 million after tax) related to the early redemption premium on notes.
(2)	Significant items included in the second quarter of 2015 were a $10 million gain ($9 million after tax) due to FX translation on CP’s U.S. dollar- denominated debt, recorded in Other income and charges and an Income tax expense of $23 million as a result of the change in the Alberta provincial corporate income tax rate, which required the revaluation of the Company’s Deferred income tax liability as at January 1, 2015, discussed further in Section 10, Other Income Statement Items.
(3)	Significant item included in the first quarter of 2015 was a $64 million charge ($55 million after tax) due to FX translation on CP’s U.S. dollar-denominated debt, recorded in Other income and charges.
(4)	Significant item included in the fourth quarter of 2014 was a $12 million charge ($9 million after tax) due to FX translation on CP’s U.S. dollar-denominated debt.
(5)	Significant item included in the first quarter of 2014 was a recovery of $4 million ($3 million after tax) of the Company’s 2012 labour restructuring initiative due to favourable experience gains, recorded in Compensation and benefits.
(6)	Significant items included in the fourth quarter of 2013 were an asset impairment charge and accruals for future costs related to the sale of the west end of the Dakota, Minnesota and Eastern Railroad - West (“DM&E West”) totaling $435 million ($257 million after tax), a recovery of $7 million ($5 million after tax) of the Company’s 2012 labour restructuring initiative and $5 million ($4 million after tax) of management transition costs.

Quarterly Trends

Volumes and revenues from certain goods are stronger during different periods of the year. First-quarter revenues are typically lower mainly due to winter weather conditions, closure of the Great Lakes ports and reduced

Canadian Pacific ● 2015 MD&A ● Q3

transportation of retail goods. Second and third-quarter revenues generally improve over the first quarter as fertilizer volumes are typically highest during the second quarter and demand for construction-related goods are generally highest in the third quarter. Revenues are typically strongest in the fourth quarter, primarily as a result of the transportation of grain after the harvest, fall fertilizer programs and increased demand for retail goods moved by rail. Operating income is also affected by seasonal fluctuations. Operating income is typically lowest in the first quarter due to lower freight revenue and higher operating costs associated with winter conditions. Net income is also influenced by seasonal fluctuations in customer demand and weather-related issues

12. CHANGES IN ACCOUNTING POLICY

Implemented in 2015

Simplifying the Presentation of Debt Issuance Costs

In April 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-03, Simplifying the Presentation of Debt Issuance Costs under FASB Accounting Standards Codification (“ASC”) Topic 835. The amendments require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments. Early adoption of this ASU is permitted. The Company adopted the provisions of this ASU during the second quarter of 2015 and retrospectively adjusted the 2014 comparative periods to conform with current presentation.

Long-term debt issuance costs of $67 million have been presented as a reduction of the carrying value of “Long-term debt” as at September 30, 2015. The comparative period has been adjusted for the retrospective change in accounting principle with a reclassification of $34 million from “Other assets” against the carrying value of “Long-term debt” as at December 31, 2014. There was no impact on the income statement as a result of the adoption of the provisions of this ASU during the three and nine months ended September 30, 2015 and comparative periods.

Future changes

Amendments to the Consolidation Analysis

In February 2015, the FASB issued ASU 2015-02, Amendments to the Consolidation Analysis under FASB ASC Topic 810. The amendments require reporting entities to evaluate whether they should consolidate certain legal entities under the revised consolidation model. Specifically, the amendments modify the evaluation of whether limited partnerships and similar legal entities are variable interest entities (“VIEs”) or voting interest entities, eliminate the presumption that a general partner should consolidate a limited partnership and affect the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships. This ASU will be effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2015. Entities have the option of using either a full retrospective or a modified retrospective approach to adopt this ASU. The Company is currently evaluating the impact on the consolidated financial statements the adoption of this ASU will have.

Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)

In May 2015, the FASB issued ASU 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) under FASB ASC Topic 820. The amendments remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient and certain disclosures related to those investments. This ASU will be effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2015, and will be applied retrospectively. The adoption of this ASU is not expected to have a material impact on the Company’s financial statements.

Simplifying the Subsequent Measurement of Inventory

In July 2015, the FASB issued ASU 2015-11, Simplifying the Measurement of Inventory under FASB ASC Topic 330. The amendments require reporting entities to measure inventory at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The amendments apply to inventory that is measured using first-in, first-out or average cost. This ASU will be effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2016, and will be applied prospectively. The Company has not, at this time, ascertained the full impact on the consolidated financial statements from the adoption of the guidance in ASU 2015-11.

Canadian Pacific ● 2015 MD&A ● Q3

Plan Investment Disclosures

In July 2015, the FASB issued ASU 2015-12, Plan Investment Disclosures under FASB ASC Topic 960. The amendments require that investments of employee benefit plans be grouped only by general type, eliminating the need to disaggregate the investments in multiple ways. In addition, if an investment is measured using the net asset value per share (or its equivalent) practical expedient in Topic 820 and that investment is in a fund that files a U.S. Department of Labor Form 5500, Annual Return/Report of Employee Benefit Plan, as a direct filing entity, disclosure of that investment’s strategy will no longer be required. This ASU will be effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2015, and will be applied retrospectively. Early adoption of the amendments is permitted for financial statements that have not been previously issued. The Company will include appropriate disclosures related to plan investment in accordance with ASU 2015-12 when it adopts the provisions of this ASU.

Deferral of the Effective Date for Revenue from Contracts with Customers

In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date under FASB ASC Topic 606. The amendments defer the effective date of the guidance in ASU 2014-09 for public entities to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. The Company has not, at this time, ascertained the full impact on the consolidated financial statements from the adoption of the guidance in ASU 2014-09 but does not expect the impact to be material.

13. LIQUIDITY AND CAPITAL RESOURCES

The Company believes adequate amounts of cash and cash equivalents are available in the normal course of business to provide for ongoing operations, including the obligations identified in the tables in Section 18, Contractual Commitments and Section 19, Future Trends and Commitments. CP is not aware of any trends or expected fluctuations in liquidity that would create any deficiencies. Liquidity risk is discussed further in Section 20, Business Risks. The following discussion of operating, investing and financing activities describes the Company’s indicators of liquidity and capital resources.

Operating Activities

Cash provided by operating activities was $696 million in the third quarter of 2015, an increase of $162 million from $534 million in the same period of 2014. Cash provided by operating activities was $1,836 million for the first nine months of 2015, an increase of $370 million from $1,466 million in the same period of 2014. These increases were primarily due to higher cash generating earnings and improvements in working capital, including lower cash income taxes paid.

Investing Activities

Cash used in investing activities was $163 million in the third quarter of 2015, an increase of $78 million from $85 million in the same period of 2014. In the third quarter of 2015, this increase was largely due to the change in Restricted cash and cash equivalents related to the collateralizing of letters of credits in 2014, discussed further in Section 20, Business Risks, partially offset by the proceeds from the sale of D&H South.

Cash used in investing activities was $708 million for the first nine months of 2015, an increase of $361 million from $347 million in the same period of 2014. For the first nine months of 2015, this increase was largely due to the change in Restricted cash and cash equivalents related to the collateralizing of letters of credits in 2014, discussed further in Section 20, Business Risks, and higher Additions to properties (“capital program”) in 2015.

This increase was partially offset by the higher proceeds from line sales, including D&H South in 2015 and DM&E West in 2014, and the sale of other assets.

Additions to properties in 2015 are expected to be approximately $1.5 billion. Approximately 70% of planned capital programs are for track and roadway, 10% are for rolling stock assets, between 5% and 10% are for information services, and between 10% and 15% are for buildings and other.

The Company’s capital spending outlook is based on certain assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments. These assumptions and other factors affecting the Company’s expectations for 2015 are discussed further in Section 20, Business Risks.

Financing Activities

Cash used in financing activities was $75 million in the third quarter of 2015, a decrease of $434 million from $509 million used in the same period of 2014. Cash used in financing activities was $716 million for the first nine months of 2015, a decrease of $566 million from $1,282 million used in the same period of 2014. In the third quarter and the first nine months of 2015, these increases in cash provided by financing activities were largely due to issuance of long term debt.

Canadian Pacific ● 2015 MD&A ● Q3

During the first quarter of 2015, the Company received net proceeds of U.S. $694 million (CDN $873 million) from the issuance of the U.S. $700 million 2.900% 10-year Note; in addition, the Company settled notional U.S. $700 million floating-to-fixed interest rate swap agreements (“forward starting swaps”) for a payment of U.S. $50 million (CDN $63 million) that is discussed further in Section 16, Financial Instruments.

During the third quarter of 2015, the Company received proceeds from U.S. $550 million 4.800% 30-year notes due August 1, 2045 and U.S. $250 million 3.700% 10-year notes due February 1, 2026 for a total of U.S. $800 million with net proceeds of U.S.$789 million (CDN $1,032 million).

During the third quarter of 2015, the Company also issued U.S. $900 million 6.125% 100-year notes due September 15, 2115 and U.S. $300 million 4.800% 20-year notes due September 15, 2035 for a total of U.S. $1,200 million with net proceeds of U.S. $1,186 million (CDN $1,569 million).

The increases in cash provided by financing activities were partially offset by payments made to buy back shares under the share repurchase program, discussed further in Section 15, Shareholder Returns, the net repayment of commercial paper, discussed further in Section 16, Financial Instruments, and the early redemption of four notes totaling U.S. $285 million (CDN $379 million), which included the payment of principal of U.S. $247 million (CDN $329 million), early redemption premium of U.S. $34 million (CDN $45 million), and accrued interest of U.S. $4 million (CDN $5 million), discussed further in Section 20, Business Risks.

Free Cash

Free cash and cash flow before dividends are non-GAAP measures that management considers to be indicators of liquidity. These measures are discussed further in Section 14, Non-GAAP Measures.

Positive free cash was $494 million in the third quarter of 2015, compared with positive free cash of $76 million for the same period of 2014. The increase is primarily attributable to proceeds received from the sale of D&H South and an increase in cash from operating activities.

Positive free cash was $979 million for the first nine months of 2015, compared with positive free cash of $610 million for the same period of 2014. The increase is primarily attributable to an increase in cash from operating activities and proceeds received from the sale of D&H South in the third quarter of 2015, partially offset by proceeds received from the sale of DM&E West in 2014 and an increase in capital additions.

Free cash is affected by the seasonal fluctuations discussed further in Section 11, Quarterly Financial Data and by other factors including the size of the Company’s capital programs. Capital additions were $449 million in the third quarter of 2015, $35 million higher than in the same period of 2014. Capital additions were $1,067 million for the first nine months of 2015, $131 million higher than in the same period of 2014. The 2015 capital programs are discussed further above in Investing Activities.

Interest Coverage Ratio

Interest coverage ratio is used in assessing the Company’s debt servicing capabilities. This ratio provides an indicator of CP’s debt servicing capabilities, and how these have changed, period over period and in comparison to other peers. Interest coverage ratio is measured, on a rolling twelve month basis, as EBIT divided by Net interest expense, discussed further in Section 14, Non-GAAP Measures. At September 30, 2015, the Company’s interest coverage ratio was 7.2, compared with 6.2 at September 30, 2014. This improvement was primarily due to an improvement in EBIT, based on the twelve month period ended September 30, 2015. EBIT, for the twelve month period ended September 30, 2015, was negatively impacted by FX on U.S. dollar-denominated debt and the early redemption premium on notes and positively impacted by the gain on sale of D&H South, while EBIT for the twelve month period ended September 30, 2014 was negatively impacted by asset impairment charges and management transition costs and was positively impacted by the recovery of previous labour restructuring charges.

Excluding these significant items from EBIT, Adjusted interest coverage ratio, discussed further in Section 14, Non-GAAP Measures, was 7.7 at September 30, 2015, compared with 7.8 at September 30, 2014. This decrease was primarily due to an increase in Net interest expense, which was partially offset by an increase in EBIT, excluding significant items (“Adjusted EBIT”), based on the twelve month period ended September 30, 2015.

Credit Measures

Credit ratings provide information relating to the Company’s financing costs, liquidity and operations and affect the Company’s ability to obtain short-term and long-term financing and/or the cost of such financing.

Canadian Pacific ● 2015 MD&A ● Q3

A mid-investment grade credit rating is an important measure in assessing the Company’s ability to maintain access to public financing and to minimize cost of capital. It also affects the ability of the Company to engage in certain collateralized business activities on a cost effective basis, which is discussed further in Section 20, Business Risks.

Credit ratings and outlooks are based on the rating agencies’ methodologies and can change from time to time to reflect their views of CP. Their views are affected by numerous factors including, but not limited to, the Company’s financial position and liquidity along with external factors beyond the Company’s control.

At September 30, 2015, CP’s credit rating from Standard & Poor’s Rating Services (“Standard & Poor’s”), Moody’s Investor Service (“Moody’s”), and Dominion Bond Rating Service Limited’s (“DBRS”) remain unchanged from December 31, 2014:

Credit ratings as at September 30, 2015(1)

Long-term debt		Outlook
Standard & Poor’s
Long-term corporate credit	BBB+	stable
Senior secured debt	A	stable
Senior unsecured debt	BBB+	stable
Moody’s
Senior secured debt	Baa1	stable
DBRS
Unsecured Debentures	BBB (high)	stable
Medium-Term Notes	BBB (high)	stable

$1 billion Commercial paper program
Standard & Poor’s	A-2	NA
Moody’s	P-2	NA
DBRS	R-2 (high)	NA

(1)	Credit ratings are not recommendations to purchase, hold or sell securities and do not address the market price or suitability of a specific security for a particular investor. Credit ratings and outlooks are based on the rating agencies’ methodologies and may be subject to revision or withdrawal at any time by the rating agencies.

Adjusted net debt to Adjusted earnings before interest, tax, depreciation and amortization (“EBITDA”) is a non-GAAP measure that management uses to evaluate CP’s financial discipline with respect to capital markets credit sensitivities. The Company’s goal is to maintain a degree of continuity and predictability for investors by meeting a minimum threshold. Adjusted net debt to Adjusted EBITDA for the years ended December 31, 2014, 2013, and 2012 was 2.3, 2.2, and 3.2 times, respectively, discussed further in Section 14, Non-GAAP Measures.

14. NON-GAAP MEASURES

The Company presents non-GAAP measures and cash flow information to provide a basis for evaluating underlying earnings and liquidity trends in the Company’s business that can be compared with the results of operations in prior periods. In addition, these non-GAAP measures facilitate a multi-period assessment of long-term profitability allowing management and other external users of the Company’s consolidated financial statements to compare profitability on a long-term basis with that of the Company’s peers.

These non-GAAP measures exclude foreign currency translation effects on long-term debt, which can be volatile and short term, and other significant items that are not among the Company’s normal ongoing revenues and operating expenses. These non-GAAP measures have no standardized meaning and are not defined by GAAP and, therefore, may not be comparable to similar measures presented by other companies.

Operating expenses, excluding significant items, provide relevant and useful information for evaluating the effectiveness of the Company’s operations and underlying business trends.

Operating income, excluding significant items, also referred to as Adjusted operating income, provides a measure of the profitability of the railway on an ongoing basis.

Income, excluding significant items, provides management with a measure of income on an ongoing basis.

Canadian Pacific ● 2015 MD&A ● Q3

Diluted EPS, excluding significant items, provides the same information on a per share basis.

Operating ratio, excluding significant items, also referred to as Adjusted operating ratio, calculated as operating expenses, excluding significant items divided by revenues, provides the percentage of revenues used to operate the railway on an ongoing basis.

Significant Items

Significant items are material transactions that may include, but are not limited to, restructuring and asset impairment charges, gains and losses on non-routine sales of assets and other items that are neither normal course business activities or among our normal ongoing revenues and operating expenses. The following significant items relating to prior years were discussed in further detail in the Operating Expenses, Other Income Statement Items, Non-GAAP Measures, and Future Trends and Commitments sections of the 2014, 2013 and 2012 annual MD&As, which are herein incorporated by reference.

In 2015, CP recorded:

•	in the third quarter, a $128 million loss ($111 million after tax) due to FX translation of the Company’s U.S. dollar-denominated debt;

•	in the third quarter, a $68 million gain ($42 million after tax) related to the sale of D&H South;

•	in the third quarter, a $47 million charge ($35 million after tax) related to the early redemption premium on notes;

•	in the second quarter, a $10 million gain ($9 million after tax) due to FX translation of the Company’s U.S. dollar-denominated debt;

•	in the second quarter, an income tax expense of $23 million as a result of the change in the Alberta provincial corporate income tax rate, discussed further in Section 10, Other Income Statement Items; and

•	in the first quarter, a $64 million loss ($55 million after tax) due to FX translation on the Company’s U.S. dollar-denominated debt.

In 2014, CP recorded:

•	in the fourth quarter, a $12 million loss ($9 million after tax) due to FX translation on the Company’s U.S. dollar-denominated debt; and

•	in the first quarter, a recovery of $4 million ($3 million after tax) for the Company’s 2012 labour restructuring initiative due to favourable experience gains.

In 2013, CP recorded:

•	in the fourth quarter, an asset impairment charge and accruals for future costs totaling $435 million ($257 million after tax) relating to the sale of Dakota, Minnesota & Eastern Railroad – West;

•	in the fourth quarter, management transition costs of $5 million ($4 million after tax) related to the appointment of the Company’s Chief Financial Officer; and

•	in the fourth quarter, a recovery of $7 million ($5 million after tax) for the Company’s 2012 labour restructuring initiative due to favourable experience gains.

Reconciliation of Non-GAAP measures to GAAP measures

	For the three months		For the nine months
	ended September 30		ended September 30
(in millions)	2015	2014	2015	2014
Operating income, excluding significant items(1)	$685	$621	$1,943	$1,627

Add significant items:
Labour restructuring	—	—	—	4
Gain on sale of D&H South	68	—	68	—

Operating income as reported	$753	$621	$2,011	$1,631

Income, excluding significant items(1)	$427	$400	$1,206	$1,022

Add significant items, net of tax:
Labour restructuring	—	—	—	3
Early redemption premium on notes	(35)	—	(35)	—
Gain on sale of D&H South	42	—	42	—
Impact of FX translation on U.S. dollar-denominated debt	(111)	—	(157)	—
Income tax rate change	—	—	(23)	—

Net income as reported	$323	$400	$1,033	$1,025

Canadian Pacific ● 2015 MD&A ● Q3

	For the three months		For the nine months
	ended September 30		ended September 30
	2015	2014	2015	2014
Diluted earnings per share, excluding significant items(1)	$2.69	$2.31	$7.39	$5.82

Add significant items:
Labour restructuring	—	—	—	0.02
Early redemption premium on notes	(0.22)	—	(0.22)	—
Gain on sale of D&H South	0.26	—	0.26	—
Impact of FX translation on U.S. dollar-denominated debt	(0.69)	—	(0.97)	—
Income tax rate change	—	—	(0.14)	—

Diluted earnings per share as reported	$2.04	$2.31	$6.32	$5.84

	For the three months		For the nine months
	ended September 30		ended September 30
	2015	2014	2015	2014
Operating ratio, excluding significant items(1)	59.9%	62.8%	61.3%	66.6%

Add significant items:
Labour restructuring	—	—	—	(0.2)%
Gain on sale of D&H South	(4.0)%	—	(1.3)%	—

Operating ratio as reported	55.9%	62.8%	60.0%	66.4%

(in millions)	2015	2014
Adjusted EBIT for the twelve months ended September 30(1)	$2,641	$2,164

Add significant items:
Gain on sale of D&H South	68	—
Early redemption premium on notes	(47)	—
Labour restructuring	—	11
Asset impairments	—	(435)
Management transition costs	—	(5)
Impact of FX translation on U.S. dollar-denominated debt	(194)	—

EBIT for the twelve months ended September 30(1)(2)	$2,468	$1,735
Add:
Other income and charges	251	10

Operating income for the twelve months ended September 30(2)	$2,719	$1,745

(1)	These earnings measures have no standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies. These earnings measures and other significant items are described in this section.
(2)	The amount is calculated on a rolling twelve months basis.

Free Cash

Free cash is calculated as cash provided by operating activities, less cash used in investing activities, excluding changes in restricted cash and cash equivalents and investment balances used to collateralize letters of credit, and dividends paid, adjusted for changes in cash and cash equivalents balances resulting from FX fluctuations. Free cash is discussed further in Section 13, Liquidity and Capital Resources. Cash used in financing activities, excluding dividend payments, reflects financing activities cash flows not included in the computation of free cash. Cash flow before dividends is calculated as cash provided by operating activities less cash used in investing activities, excluding changes in restricted cash and cash equivalents and investment balances used to collateralize letters of credit.

Canadian Pacific ● 2015 MD&A ● Q3

Reconciliation of Free Cash to GAAP cash position(1)	For the three months		For the nine months
	ended September 30		ended September 30
(in millions)	2015	2014	2015	2014
Cash provided by operating activities	$696	$534	$1,836	$1,466
Cash used in investing activities	(163)	(85)	(708)	(347)
Change in restricted cash and cash equivalents used to collateralize letters of credit	—	(318)	—	(327)
Dividends paid	(57)	(61)	(172)	(184)
Effect of FX fluctuations on U.S. dollar-denominated cash and cash equivalents	18	6	23	2

Free cash(1)	494	76	979	610
Cash used in financing activities, excluding dividend payment	(18)	(448)	(544)	(1,098)
Change in restricted cash and cash equivalents used to collateralize letters of credit	—	318	—	327

Increase (decrease) in cash and cash equivalents, as shown on the Interim Consolidated Statements of Cash Flows	476	(54)	435	(161)
Cash and cash equivalents at beginning of period	185	369	226	476

Cash and cash equivalents at end of period	$661	$315	$661	$315

(1)	Free cash and cash used in financing activities, excluding dividend payment have no standardized meaning prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies.

Interest Coverage Ratio

Interest coverage ratio is used in assessing the Company’s debt servicing capabilities. This ratio provides an indicator of CP’s debt servicing capabilities, and how these have changed, period over period and in comparison to the Company’s peers. The ratio, measured as EBIT divided by Net interest expense is reported quarterly and is measured on a rolling twelve month basis. Interest coverage ratio is discussed further in Section 13, Liquidity and Capital Resources.

The interest coverage ratio, excluding significant items, also referred to as Adjusted interest coverage ratio, is calculated as Adjusted EBIT divided by Net interest expense. By excluding significant items which affect EBIT, Adjusted interest coverage ratio provides a metric that is more comparable on a period to period basis. Interest coverage ratio and Adjusted interest coverage ratio are discussed further in Section 13, Liquidity and Capital Resources.

Calculation of Interest Coverage Ratio

(in millions, except for interest coverage ratios)	2015	2014
EBIT for the twelve months ended September 30(1)(2)	$2,468	$1,735

Adjusted EBIT for the twelve months ended September 30(1)(2)	$2,641	$2,164

Net interest expense(2)	$345	$279

Interest coverage ratio(2)	7.2	6.2

Adjusted interest coverage ratio(2)	7.7	7.8

(1)	EBIT and Adjusted EBIT have no standardized meaning prescribed by U.S. GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies.
(2)	The amount is calculated on a rolling twelve month basis.

ROCE

ROCE is an all-encompassing measure of performance which measures how productively the Company uses its assets. ROCE is defined as EBIT (on a rolling twelve month basis) divided by the average for the twelve months of total assets, less current liabilities excluding the current portion of long-term debt. ROCE, excluding significant items, also referred to as Adjusted ROCE, is calculated as Adjusted EBIT divided by the average for the twelve months of total assets, less current liabilities excluding the current portion of long-term debt. By excluding significant items which affect EBIT, Adjusted ROCE provides a metric that is more comparable on a period to period basis. ROCE and Adjusted ROCE are discussed further in Section 15, Shareholder Returns.

Canadian Pacific ● 2015 MD&A ● Q3

Calculation of Adjusted ROCE

(in millions, except for percentages)	2015	2014
EBIT for the twelve months September 30(1)	$2,468	$1,735

Adjusted EBIT for the twelve months ended September 30(1)	$2,641	$2,164

Average for the twelve months of total assets, less current liabilities excluding the current portion of long-term debt(3)	$16,389	$15,272

ROCE(1)	15.1%	11.4%

Adjusted ROCE(1)(2)	16.1%	14.2%

(1)	EBIT, Adjusted EBIT, ROCE, Adjusted ROCE have no standardized meaning prescribed by U.S. GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies.
(2)	Adjusted ROCE is defined as Adjusted EBIT divided by the average for the twelve months of total assets, less current liabilities, excluding current portion of long-term debt, as measured under GAAP.
(3)	Restated for retrospective adoption of ASU 2015-03, discussed further in Section 12, Changes in Accounting Policy.

Adjusted Net Debt to Adjusted EBITDA

Adjusted net debt to Adjusted EBITDA is a non-GAAP measure that management uses to evaluate CP’s financial discipline with respect to capital markets’ credit sensitivities. Adjusted net debt is defined as long-term debt, long-term debt maturing within one year and short-term borrowing as reported on the Company’s Consolidated Balance Sheets adjusted for unfunded pension and other benefits liability, net of tax, and the net present value of operating leases, which is discounted by the Company’s effective interest rate for each of the years presented. Adjusted EBITDA is calculated as Adjusted EBIT plus Depreciation and amortization, adjusted for net periodic pension and other benefit cost and operating lease expense.

Long-term debt issuance costs have been presented as a reduction of the carrying value of long-term debt as a result of adopting ASU 2015-03, discussed further in Section 12, Changes in Accounting Policy. Long-term debt as at December 31, 2014, 2013, and 2012 has been adjusted for the retrospective change in the accounting principle with a reclassification of $34 million, $37 million, and $39 million from Other assets against the carrying value of long-term debt, respectively.

The following table reconciles Adjusted net debt to long-term debt for the years ended December 31, 2014, 2013, and 2012. Adjusted EBITDA for the years ended December 31, 2014, 2013, and 2012 is provided in Section 15, Non-GAAP Measures of the Company’s 2014 annual MD&A.

Reconciliation of Adjusted net debt to Long-term debt

(in millions)	2014	2013	2012
Adjusted net debt as at December 31 as restated(1)	$6,571	$5,357	$6,208
Add:
Net unfunded pension and other benefits liability, net of tax	(365)	—	(1,042)
Net present value of operating leases(2)	(447)	(518)	(515)

Long-Term debt as at December 31	$5,759	$4,839	$4,651

(1)	Restated for retrospective adoption of ASU 2015-03, discussed further in Section 12, Changes in Accounting Policy.
(2)	Operating leases were discounted at the Company’s effective interest rate for each of the periods presented.

15. SHAREHOLDER RETURNS

Shareholders’ Equity

At September 30, 2015, the Company’s Interim Consolidated Balance Sheets reflected $3,992 million in equity, compared with $5,610 million at December 31, 2014. This decrease was primarily due to the Company’s common share repurchase program partially offset by an increase in Net income in excess of dividends.

Share Capital

At October 16, 2015, 152,911,446 common shares and no preferred shares were issued and outstanding. In addition, CP has a Management Stock Option Incentive Plan (“MSOIP”) under which key officers and employees are granted options to purchase CP shares. Each option granted can be exercised for one common share. At October 16, 2015, 2.6 million options were outstanding under the Company’s MSOIP and stand-alone option agreements

Canadian Pacific ● 2015 MD&A ● Q3

entered into with Mr. E. Hunter Harrison, Mr. Keith Creel, and Mr. Bart Demosky. There are 1.8 million options available to be issued by the Company’s MSOIP in the future.

There are no outstanding options under the Director’s Stock Option Plan which has 0.3 million options available to be issued in the future.

Stock Price

The market value per common share, as listed on the Toronto Stock Exchange (“TSX”) was $191.54 at the end of the third quarter of 2015, a decrease of $8.48 from $200.02 at the beginning of the quarter, and a decrease of $32.21 from $223.75 at the beginning of 2015. The market value was $232.43 at the end of third quarter of 2014, an increase of $39.12 from $193.31 at the beginning of the quarter, and an increase of $71.78 from $160.65 at the beginning of 2014.

Return on Capital Employed

ROCE was 15.1% at September 30, 2015, compared with 11.4% at September 30, 2014. Excluding the significant items in 2015 and 2014 from EBIT, Adjusted ROCE was 16.1% at September 30, 2015, compared to 14.2% at September 30, 2014. These improvements were primarily due to higher earnings. ROCE, Adjusted ROCE and EBIT are discussed further in Section 14, Non-GAAP Measures.

Cash Returned to Shareholders

Dividends

On July 24, 2015, the Company’s Board of Directors declared a quarterly dividend of $0.3500 per share compared to $0.3500 in 2014, on the outstanding Common shares. The dividend is payable on October 26, 2015 to holders of record at the close of business on September 25, 2015.

Share Repurchase Program

On March 11, 2014, the Company announced a new share repurchase program to implement a normal course issuer bid (“NCIB”) to purchase, for cancellation, up to 5.3 million common shares before March 16, 2015. On September 29, 2014, the Company announced the amendment of the bid to increase the maximum number of its common shares that may be purchased from 5.3 million to 12.7 million of its outstanding common shares. The Company completed the purchase of 10.5 million common shares in 2014 and an additional 2.2 million common shares in the first quarter of 2015 prior to the March 16, 2015 expiry date of the program.

On March 16, 2015, the Company announced the renewal of its NCIB, commencing March 18, 2015, to purchase up to 9.14 million of its outstanding common shares for cancellation before March 17, 2016. On August 31, 2015, the Company amended the NCIB to increase the maximum number of its common shares that may be purchased from 9.14 million to 11.9 million of its outstanding common shares. As at September 30, 2015, the Company had purchased 10.8 million common shares for $2,145 million under this current NCIB program. The Company may purchase shares pursuant to a NCIB at prevailing market prices plus brokerage fees, or such other prices permitted by the TSX.

The following table provides the information related to the share repurchase programs for the three and nine months ended September 30, 2015 and 2014:

	For the three months		For the nine months
	ended September 30		ended September 30
	2015	2014	2015	2014

Number of common shares repurchased(1)	7,738,489	2,000,392	12,972,177	5,270,374
Weighted-average price per share(2)	$200.84	$210.91	$203.08	$187.33
Amount of repurchase (in millions)(2)	$1,555	$422	$2,635	$987

(1)	Includes shares repurchased but not yet cancelled.
(2)	Includes brokerage fees.

On May 29, 2015, June 16, 2015, and July 31, 2015, the Company announced it was to purchase for cancellation up to certain agreed amounts of its common shares pursuant to private agreements to be entered into between CP and arm’s length third-party sellers. Purchases will be made in accordance with issuer bid exemption orders issued by the Ontario Securities Commission, and pursuant to these orders, may be made in several transactions prior to March 17, 2016. The price CP will pay for its common shares purchased by way of private agreements will be at a discount to the prevailing market price of CP common shares on the TSX at the time of purchase. Further details of these private agreements and issuer bid exemption orders are noted below:

Canadian Pacific ● 2015 MD&A ● Q3

Date of private agreement	Maximum number of common shares to be cancelled	Number of third-party sellers	Date of issuer bid exemption order
May 29, 2015	1,425,000	2	May 29, 2015
June 16, 2015	853,000	3	June 16, 2015
July 31, 2015	736,625	2	July 31, 2015

Purchases made under the private agreements will be counted towards CP’s NCIB amended on August 31, 2015 for purchases up to 11.9 million of its outstanding common shares and will not exceed, in aggregate, one third of the maximum number of common shares CP may purchase under the bid, being 3,979,060 common shares.

16. FINANCIAL INSTRUMENTS

Section 18, Financial Instruments of the 2014 annual MD&A includes a more detailed discussion around the Company’s fair value of Financial Instruments and financial risk management which have not changed from the Company’s MD&A for the year ended December 31, 2014, except as described below.

Carrying Value and Fair Value of Financial Instruments

The carrying values of financial instruments equal or approximate their fair values with the exception of long-term debt which has a fair value of approximately $9,713 million at September 30, 2015 and a carrying value of $8,677 million at September 30, 2015. At December 31, 2014, long-term debt had a fair value of $6,939 million and a carrying value of $5,759 million.

Foreign Exchange Management

Net Investment Hedge

The FX gains and losses on long-term debt are mainly unrealized and can only be realized when U.S. dollar-denominated long-term debt matures or is settled. The Company also has long-term FX exposure on its investment in U.S. affiliates. The majority of the Company’s U.S. dollar-denominated long-term debt has been designated as a hedge of the net investment in foreign subsidiaries. This designation has the effect of mitigating volatility on net income by offsetting long-term FX gains and losses on U.S. dollar-denominated long-term debt and gains and losses on the Company’s net investment. The effective portion recognized in Other comprehensive income for the three and nine months ended September 30, 2015 was an unrealized FX loss of $291 million and $589 million, respectively (three and nine months ended September 30, 2014 – unrealized FX loss of $175 million and $186 million, respectively). There was no ineffectiveness during the three and nine months ended September 30, 2015 and comparative periods.

Interest rate management

Forward starting swaps

During the fourth quarter of 2014, the Company entered into forward starting swaps totalling a notional U.S. $1.4 billion to fix the benchmark rate on cash flows associated with highly probable forecasted issuances of long-term notes.

During the first three months of 2015, the Company settled a notional U.S. $700 million of forward starting swaps related to the U.S. $700 million 2.900% 10-year notes issued in the same period. The fair value of these derivative instruments was a loss of U.S. $50 million (CDN $63 million) at the time of settlement. The effective portion of changes in fair value on the forward starting swaps of U.S. $48 million (CDN $60 million), was recorded in Accumulated other comprehensive loss, and is amortized to Net interest expense over the term of the underlying hedged notes. A loss of $1 million and $4 million related to these previously settled derivatives has been amortized to Net interest expense for the three and nine months ended September 30, 2015, respectively. The Company expects during the next 12 months, $6 million of losses will be amortized to Net interest expense. The ineffective portion of U.S. $2 million (CDN $2 million), was recorded immediately in income as Net interest expense during the first three months of 2015.

During the third quarter of 2015, the Company de-designated the hedging relationship for U.S. $700 million of forward starting swaps related to a portion of the U.S. $900 million 6.125% 100-year notes issued. The Company did not cash settle these swaps and therefore recorded a non-cash loss of U.S. $36 million (CDN $47 million) at the time of de-designation. The effective portion of changes in fair value of the de-designated forward starting swaps of U.S. $36 million (CDN $47 million) was recorded in Accumulated other comprehensive loss and is amortized to Net interest expense over the first 10 years as the underlying interest expense payments, which are hedged, of the U.S. $900 million notes are made. A negligible loss related to these previously de-designated derivatives has been amortized to Net interest expense for the three and nine months ended September 30, 2015, respectively. The Company expects that during the next 12 months $5 million of losses will be amortized to Net interest expense. There was no ineffectiveness to record upon de-designation.

Canadian Pacific ● 2015 MD&A ● Q3

During the third quarter of 2015, the Company re-designated the forward starting swaps totalling U.S. $700 million to fix the benchmark rate on cash flows associated with a highly probable forecasted issuance of long-term notes. The effective portion of changes in fair value from the re-designation date on the forward starting swaps is recorded in Accumulated other comprehensive loss, net of tax, as cash flow hedges until the probable forecasted notes are issued. Subsequent to the notes being issued, amounts in Accumulated other comprehensive loss will be amortized to Net interest expense. As at September 30, 2015, the total fair value loss of $68 million derived from the remaining forward starting swaps was included in Accounts payable and accrued liabilities of which $21 million relates to the re-designated existing forward starting swaps. The effective portion of $20 million on the re-designated existing forward starting swaps is reflected in Other comprehensive income and the ineffective portion of $1 million is recorded to Net interest expense on the Interim Consolidated Statements of Comprehensive Income and the Interim Consolidated Statements of Income, respectively.

As at December 31, 2014, the unrealized loss derived from the forward starting swaps was $46 million, of which $21 million was included in Accounts payable and accrued liabilities and $25 million in Other long-term liabilities, with the offset reflected in Other comprehensive income on the Consolidated Statements of Comprehensive Income.

Interest rate swaps

During the fourth quarter of 2014, the Company entered into floating-to-fixed interest rate swap agreements totalling U.S. $600 million to hedge the variability in cash flow associated with fluctuations in interest rates on commercial paper issuances. As at September 30, 2015, floating-to-fixed interest rate swap agreements totalling U.S. $350 million were outstanding and expire in the fourth quarter of 2015. As no commercial paper is outstanding at September 30, 2015, or is forecasted to be issued for the balance of the year, these interest rate swaps previously designated as a cash flow hedge were de-designated and a negligible loss was amortized from Accumulated other comprehensive loss to Net interest expense. All other balances related to these swap agreements were negligible at September 30, 2015.

17. OFF-BALANCE SHEET ARRANGEMENTS

The information on off-balance sheet arrangements disclosed in the Company’s MD&A for the year ended December 31, 2014 remains substantially unchanged, except as updated as follows:

Guarantees

At September 30, 2015, the Company had residual value guarantees on operating lease commitments of $28 million, compared to $150 million at September 30, 2014. The maximum amount that could be payable under these and all of the Company’s other guarantees cannot be reasonably estimated due to the nature of certain guarantees. All or a portion of amounts paid under certain guarantees could be recoverable from other parties or through insurance. At September 30, 2015, the fair value of these guarantees recognized as a liability was $3 million, compared to $5 million at September 30, 2014.

18. CONTRACTUAL COMMITMENTS

The accompanying table indicates the Company’s known obligations and commitments to make future payments for contracts, such as debt and capital lease and commercial arrangements.

At September 30, 2015 Payments due by period (in millions)	Total	2015	2016 & 2017	2018 & 2019	2020 & beyond
Contractual commitments
Long-term debt	$8,608	$6	$53	$1,255	$7,294
Capital lease	171	1	9	10	151
Operating lease(1)	415	28	154	85	148
Supplier purchase	1,512	131	336	254	791
Other long-term liabilities(2)	610	59	129	116	306

Total contractual commitments	$11,316	$225	$681	$1,720	$8,690

(1)	Residual value guarantees on certain leased equipment with a maximum exposure of $28 million, discussed further in Section 17, Off-Balance Sheet Arrangements, are not included in the minimum payments shown above.
(2)

Includes expected cash payments for restructuring, environmental remediation, asset retirement obligations, post-retirement benefits, workers’ compensation benefits, long-term disability benefits, pension benefit payments for the Company’s non-registered supplemental pension plan, deferred income tax liabilities and certain other long-term liabilities. Projected payments for post-retirement benefits, workers’ compensation benefits and long-term disability benefits include the anticipated payments for years 2015 to 2024. Pension contributions for the Company’s registered pension plans are not included due to the volatility in calculating them. Pension payments are discussed further in Section 21, Critical Accounting Estimates. Deferred income tax liabilities may

Canadian Pacific ● 2015 MD&A ● Q3

vary according to changes in tax rates, tax regulations and the operating results of the Company. As the cash impact in any particular year cannot be reasonably determined, all long-term deferred tax liabilities have been reflected in the “2020 & beyond” category in this table. Deferred income taxes are discussed further in Section 21, Critical Accounting Estimates.

19. FUTURE TRENDS AND COMMITMENTS

The information on future trends and commitments disclosed in the Company’s MD&A for the year ended December 31, 2014 remains substantially unchanged, except as updated as follows:

Agreements and Recent Developments

Foreign Private Issuer Status

CP will no longer be a Foreign Private Issuer for the purpose of SEC reporting requirements in 2016 because a majority of its board was comprised of U.S. citizens or residents as of June 30, 2015 (the relevant date for determining foreign private issuer status for SEC reporting purposes in 2016). This follows a determination that the resignation of Stephen Tobias from the board occurred on July 3, 2015, discussed below.

Accordingly, CP will follow the same SEC reporting requirements applicable to domestic filers, effective January 1, 2016, and file periodic reports under both Canadian and U.S. law thereafter, including an annual report on Form 10-K for the year ended December 31, 2015. CP will continue to report in Canadian dollars.

Joint Venture with All Vision LLC

On June 29, 2015, the Company announced it had an agreement to create a joint venture with All Vision LLC called Van Horne Outdoor. The joint venture will focus on constructing digital advertising infrastructure and the management of CP’s licenses for over 700 existing sign boards located on the railway’s right of way.

Resolution of certain legal proceedings

In 2013, CP provided an interest free loan pursuant to a court order to a judicial trustee to facilitate the acquisition of a building. The building was held in trust during the legal proceedings with regard to CP’s entitlement to an exercised purchase option of the building. In the first quarter of 2015, CP reached a settlement with a third party that, following the sale of the building to an arm’s length third party, resulted in resolution of the legal proceedings. The Company received $59 million for the sale of the building, which included repayment of the aforementioned 2013 loan to the judicial trustee, and recorded a gain of $31 million to Purchased services and other.

Legal Proceedings Related To Lac-Mégantic Rail Accident

On July 6, 2013, a train carrying crude oil operated by Montreal Maine and Atlantic Railway (“MMA”) and/or its subsidiary, Montreal Maine and Atlantic Railway of Canada (“MMAC”, and collectively with MMA, the “MMA Group”) derailed and exploded in Lac-Mégantic, Quebec on a section of railway line owned by the MMA Group. The previous day CP had interchanged the train to the MMA Group, and after that interchange MMA Group exercised exclusive control over the train.

Following this incident, the Minister of Sustainable Development, Environment, Wildlife and Parks of Quebec issued an order directing certain named parties to recover the contaminants and to clean up and decontaminate the derailment site. CP was added as a named party on August 14, 2013 (the “Amended Cleanup Order”). CP is a party to an administrative appeal with respect to the Amended Cleanup Order. No hearing date on the merits of CP’s appeal has been scheduled. Directly related to this matter, the Province of Québec filed a lawsuit against CP before the Québec Superior Court on July 6, 2015 in which it claims $409 million for the damages sustained by the province as a result of the expenses incurred following the derailment, including costs incurred for the work carried out pursuant to the Amended Cleanup Order. The province alleges that CP had custody or control of the contaminants that were discharged in Lac-Mégantic on July 6, 2013, and that CP was otherwise negligent and therefore is solidarily (joint and severally) liable with the other third parties responsible for the accident. No timetable governing the conduct of this lawsuit has been ordered by the court.

A class action lawsuit has also been filed in the Superior Court of Quebec on behalf of a class of persons and entities residing in, owning or leasing property in, operating a business in or physically present in Lac-Mégantic (the “Class Action”). The lawsuit seeks damages caused by the derailment including for wrongful deaths, personal injuries, and property damages. CP was added as a defendant on August 16, 2013. On May 8, 2015, the Superior Court of Quebec authorized the institution of the Class Action as against CP and as against the shipper, Western Petroleum, and the shipper’s parent, World Fuel Services (collectively, the “World Fuel Defendants”). The World Fuel Defendants have since settled, although the settlement is not yet final. No timetable governing the conduct of this lawsuit has been ordered by the court.

In the wake of the derailment and ensuing litigation, MMAC filed for bankruptcy in Canada (the “Canadian

Proceeding”) and MMA filed for bankruptcy in the United States (the “U.S. Proceeding”). An Adversary Proceeding

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filed by the MMA U.S. bankruptcy trustee against CP, Irving Oil and the World Fuel Defendants accuses CP of failing to ensure that World Fuel Defendants or Irving Oil properly classified the oil lading and of not refusing to ship the oil in DOT-111 tank cars. Private party litigation in Texas and Illinois charge CP of the same wrongdoing. Those cases include class actions and mass actions in Texas and wrongful death actions in Illinois. CP removed all cases to U.S. federal court, and motions have been filed with respect to jurisdiction and venue.

In response to CP’s motion to withdraw the adversary proceedings from the U.S. Proceeding, the trustee maintained that Canadian law rather than U.S. law controlled, and the court found that if the federal regulations governed, the case was not complex enough to warrant withdrawal. CP moved to dismiss for want of personal jurisdiction, but that motion, which was heard on August 18, 2015, has been denied.

Plans of arrangement have been conditionally approved both in the Canadian Proceeding and the U.S. Proceeding. These Plans provide for the distribution of a fund of approximately $440 million amongst those who claimed loss or damage as a result of the derailment and will release those parties which contributed to the fund from any further liability. The Plans also provide for broadly worded third-party releases and injunctions that prevent actions against settling parties. CP has not participated in the settlement and hence will not benefit from any third party releases or injunctions. In addition, both Plans contain judgment reduction provisions. Pursuant to these provisions, in the event of a judgment against CP in a case arising from the Lac-Mégantic derailment, CP should receive a credit for the greater of (i) the settlement monies received by the plaintiff(s) for the claim, or (ii) the amount which, but for the third party non-debtor injunctions, CP would have been entitled to obtain from third parties other than MMA and MMAC through contribution or indemnification. CP may also have rights to judgment reduction, as part of the contribution/indemnification credit, for the fault of MMA and/or MMAC. The provisions of the Plans also provide for a potential re-allocation of some aspects of the MMA Group’s liability among plaintiffs and non-settling parties.

Besides litigation that has now been commenced by wrongful death, personal injury, and property damage plaintiffs against CP in Maine, Texas, and Illinois, CP has received two damage to cargo notices of claims from the shipper of the oil on the derailed train, Western Petroleum. Western Petroleum submitted U.S. and Canadian notices of claims for the same damages and, under the Carmack Amendment (the U.S. damage to cargo statute), seeks to recover for all injuries associated with, and indemnification for all claims arising from, the derailment. Both jurisdictions permit a shipper to recover the value of damaged lading against any carrier in the delivery chain, subject to limitations in the carrier’s tariffs. CP’s tariffs significantly restrict shipper damage claim rights.

Western Petroleum is part of the World Fuel Services group, and those entities recently settled with the trustee. In connection with that settlement, Western Petroleum assigned to the bankruptcy trustee the right to delegate those cargo-related claims. To date the trustee has not so delegated, but he has indicated that the cargo claims will be given to the Trust to be formed to handle distributions of funds to wrongful death plaintiffs. Before the settlement, both the World Fuel Services group and the trustee maintained that Carmack liability extends beyond lading losses to cover all damages incurred by the World Fuel Services group or Irving Oil associated with the derailment. CP disputes this interpretation of the law.

At this early stage of the legal proceedings, any potential liability and the quantum of potential loss cannot be determined. Nevertheless, CP denies liability for the MMA derailment and intends to vigorously defend itself in the proceedings described above and in any proceeding that may be commenced in the future.

Legal Proceedings initiated by Canadian National Railway Company

On August 13, 2015, Canadian National Railway Company (“CN”) issued a statement of claim against the company and an employee. The principal allegations are that the Company obtained and benefited from certain confidential CN customer data. CN is seeking damages but has not yet provided evidence to substantiate its damages claim. The Company plans to defend this claim and the amount of loss, if any, to the Company as a result of the claim cannot be reasonably estimated.

Change in Executive Officers

On February 11, 2015, the Company announced that Executive Vice President and Chief Financial Officer, Mr. Bart W. Demosky, had decided to leave the Company. On May 14, 2015, the Company announced Mr. Mark Erceg was appointed Executive Vice President and Chief Financial Officer. Mr. Erceg joined the Company on May 18, 2015.

Change in Board of Directors

Effective May 14, 2015, Mr. Keith Creel and the Hon. John Baird were elected to the Board of Directors of Canadian Pacific Railway Limited.

On July 3, 2015, Mr. Stephen Tobias resigned as a member of the Company’s Board of Directors. Mr. Tobias joined the Board on May 17, 2012.

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On July 20, 2015, Mr. Andrew Reardon was elected Chairman of the Board. Also on July 20, 2015, Mr. Gary Colter and Ms. Krystyna Hoeg resigned as members of the Company’s Board of Directors. Mr. Colter joined the Board on May 17, 2012 and was the Chairman of the Board from May 1, 2014 until his resignation. Ms. Hoeg joined the Board on May 11, 2007.

Certain Other Financial Commitments

At September 30, 2015 Amount of commitments per period (in millions)	Total	2015	2016 & 2017	2018 & 2019	2020 & beyond
Commitments
Letters of credit	$365	$365	$—	$—	$—
Capital commitments	484	164	246	45	29

Total commitments	$849	$529	$246	$45	$29

In addition to the financial commitments mentioned previously in Section 17, Off-Balance Sheet Arrangements and Section 18, Contractual Commitments, the Company is party to certain other financial commitments set forth in the table above and discussed below.

Letters of Credit

Letters of credit are obtained mainly to provide security to third parties under the terms of various agreements, including workers’ compensation and supplemental pension. CP is liable for these contractual amounts in the case of non-performance under these agreements. Letters of credit are accommodated through the Company’s bi-lateral letter of credit facility.

Capital Commitments

The Company remains committed to maintaining the current high level of plant quality and renewing the franchise. As part of this commitment, CP has entered into contracts with suppliers to make various capital purchases related to track programs. Payments for these commitments are due in 2015 through 2032. These expenditures are expected to be financed by cash generated from operations or by issuing new debt.

20. BUSINESS RISKS

In the normal course of operations, CP is exposed to various business risks and uncertainties that can have an effect on the Company’s financial condition. Section 22, Business Risks of the 2014 annual MD&A includes a more detailed discussion around Business Risks, including Competition, Liquidity, Regulatory Authorities, Labour Relations, Climate Change, Financial Risks and General and Other Risks, which is herein incorporated by reference. There were no significant changes to Business Risks, risk management strategies, the Company’s integrated Enterprise Risk Management framework during the nine month period ended September 30, 2015 other than those discussed below:

Liquidity

Section 22, Business Risks of the 2014 annual MD&A includes a more detailed discussion around Liquidity, including Revolving Credit Facility and Bilateral Letter of Credit Facilities, which is herein incorporated by reference.

Revolving Credit Facility

Effective June 15, 2015, CP amended its existing revolving credit facility agreement dated September 26, 2014, to more accurately reflect the expanded financial capacity of the Company. The amended credit facility agreement requires the Company not to exceed a maximum debt to earnings before interest, tax, depreciation, and amortization ratio. The original revolving credit facility agreement stipulated that the Company not exceed a maximum debt to capitalization ratio. As at September 30, 2015, the Company satisfied the threshold stipulated in the amended financial covenant. At September 30, 2015, the facility was undrawn.

Effective September 17, 2015, CP extended the maturity date by one year on its U.S. $2 billion credit facility. The credit facility has two tranches totaling U.S. $1 billion each. The maturity date on the first U.S. $1 billion tranche has been extended to September 23, 2017; the maturity date on the second U.S. $1 billion tranche has been extended to September 26, 2020. The Company remains in compliance with all terms and conditions of the credit facility arrangements.

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Issuance of long-term debt

During the first quarter of 2015, the Company issued U.S. $700 million 2.900% 10-year notes due February 1, 2025 for net proceeds of U.S. $694 million (CDN $873 million). These notes pay interest semi-annually and are unsecured but carry a negative pledge. In addition, the Company settled a notional U.S. $700 million of forward starting floating-to-fixed interest rate swap agreements (“forward starting swaps”) for a payment of U.S. $50 million (CDN $63 million) cash, discussed further in Section 16, Financial Instruments. This payment was included in the same line item as the related hedged item on the Consolidated Statements of Cash Flows. Inclusive of the settlement of the forward starting swap, the annualized effective yield at issuance was 3.61%.

During the third quarter of 2015, the Company issued U.S. $550 million 4.800% 30-year notes due August 1, 2045 and U.S. $250 million 3.700% 10-year notes due February 1, 2026 for a total of $800 million with net proceeds of U.S. $789 million (CDN $1,032 million). These notes pay interest semi-annually and are unsecured but carry a negative pledge.

During the third quarter of 2015, the Company also issued U.S. $900 million 6.125% 100-year notes due September 15, 2115 and U.S. $300 million 4.800% 20-year notes due September 15, 2035 for a total of U.S. $1,200 million with net proceeds of U.S. $1,186 million (CDN $1,569 million). These notes pay interest semi-annually and are unsecured but carry a negative pledge. At the time of the debt issuance the Company de-designated the hedging relationship for U.S. $700 million of the existing forward starting swaps. The Company did not cash settle these swaps and therefore recorded a non-cash loss of U.S. $36 million (CDN $47 million) in Accumulated other comprehensive loss. Subsequently the Company re-designated these U.S. $700 million forward starting swaps as a hedging relationship to fix the benchmark rate on cash flows associated with a highly probable forecasted issuance of long-term notes, discussed further in Section 16, Financial Instruments.

Repayment of senior secured notes

During the third quarter of 2015, the Company repaid four notes in advance of their maturities for a total of U.S. $285 million (CDN $379 million). The repayment is inclusive of the remaining principal on the notes, totaling U.S. $247 million (CDN $329 million), an early redemption premium of U.S. $34 million (CDN $45 million), and accrued interest of U.S. $4 million (CDN $5 million). The early redemption premium and accrued interest are included in Other income and charges and Net interest expense on the Interim Consolidated Statements of Income, respectively. The Company also expensed the unamortized financing fees of $2 million to Other income and charges upon repayment of the notes.

Commercial paper program

During the fourth quarter of 2014, the Company established a commercial paper program which enables it to issue commercial paper up to a maximum aggregate principal amount of U.S. $1 billion in the form of unsecured promissory notes. The commercial paper is backed by a U.S. $1 billion committed, revolving credit facility, which matures on September 23, 2017. During the third quarter of 2015, the Company repaid all of its commercial paper borrowings and had no remaining commercial paper borrowings as at September 30, 2015. As at December 31, 2014, the Company had commercial paper borrowings of U.S. $675 million (CDN $783 million) presented in Long-term debt on the Interim Consolidated Balance Sheets as the Company had the intent and ability to renew the borrowings on a long-term basis. The weighted-average interest rate on these borrowings as at December 31, 2014 was 0.44%.

The Company presents issuances and repayments of commercial paper in the Interim Consolidated Statements of Cash Flows on a net basis, all of which have a maturity of less than 90 days.

Bilateral Letter of Credit Facilities

At September 30, 2015, under its bilateral facilities the Company had letters of credit drawn of $365 million from a total available amount of $600 million. The Company can largely withdraw this collateral during any month.

Regulatory Authorities

The Company’s railway operations are subject to extensive federal laws, regulations and rules in both Canada and the U.S. which directly affect how operations and business activities are managed.

Operations are subject to economic and safety regulation in Canada primarily by the Canadian Transportation Agency (“the Agency”), Transport Canada, the Canada Transportation Act (“CTA”) and the Railway Safety Act. The CTA provides shipper rate and service remedies, including Final Offer Arbitration, competitive line rates and compulsory inter-switching in Canada. The Agency regulates the maximum revenue entitlement for the movement of grain, commuter and passenger access, charges for ancillary services and noise-related disputes. Transport Canada regulates safety-related aspects of railway operations in Canada.

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The Company’s U.S. operations are subject to economic and safety regulation by the Surface Transportation Board (“STB”) and Federal Railroad Administration (“FRA”). The STB is an economic regulatory body with jurisdiction over railroad rate and service issues and reviewing proposed railroad mergers and other transactions. The FRA regulates safety-related aspects of the Company’s railway operations in the U.S. under the Federal Railroad Safety Act, as well as rail portions of other safety statutes.

Various other regulators directly and indirectly affect the Company’s operations in areas such as health, safety, security, environmental and other matters. To mitigate statutory and regulatory impacts, the Company is actively and extensively engaged throughout the different levels of government and regulators, both directly and indirectly through industry associations, including the Association of American Railroads (“AAR”) and the Railway Association of Canada. No assurance can be given to the content, timing or effect on the Company of any anticipated legislation or further legislative action.

Regulatory Change

On May 29, 2014, the Government of Canada enacted the “Fair Rail for Grain Farmers Act” (the “Fair Rail Act”). This legislation authorizes the federal cabinet to require the Company and CN to move a minimum amount of grain, which amount is determined by and may be adjusted by the federal cabinet. There is currently no minimum grain volume required by the federal cabinet. In addition, the Fair Rail Act expands the terms and conditions associated with the inter-switching provisions of the CTA in the provinces of Alberta, Saskatchewan and Manitoba, provides that the Agency make regulations specifying what constitutes operational terms that may be subject to service agreement arbitration and gives the Agency the power to order a railway to compensate any person who has incurred expenses because of a failure to meet obligations under Sections 113 and 114 of the CTA, or does not meet its obligations under the terms of a confidential contract that includes a compensation clause. Further, the Fair Rail Act amends the Canada Grain Act to permit the regulation of contracts relating to grain and the arbitration of disputes respecting the provisions of those contracts.

After the tragic accident in Lac-Mégantic, Quebec in July of 2013 involving a non-related short-line railroad, the Government of Canada implemented several measures pursuant to the Rail Safety Act and the Transportation of Dangerous Goods Act. These modifications implemented changes with respect to rules associated with securing unattended trains, the classification of crude oil being imported, handled, offered for transport or transported and the provision of information to municipalities through which dangerous goods are transported by rail. The U.S. federal government has taken similar actions. These changes do not have a material impact on CP’s operating practices.

On February 20, 2015, the Government of Canada introduced Bill C-52 “An Act to amend the Canada Transportation Act and the Railway Safety Act”, which received Royal Assent on June 18, 2015. Bill C-52 sets out new minimum insurance requirements for federally regulated railways based on amounts of crude and toxic inhalation hazards/poisonous inhalation hazards moved; limits railway liability to the minimum insurance level; mandates the creation of a fund ($250 million), paid for by crude shippers, to be utilized for damages beyond $1 billion; allows railways and insurers to have existing rights to pursue other parties (subrogation); and prevents shifting liability to shippers from railways except through written agreement. It is too soon for the Company to determine the impact that these amendments to the CTA and Railway Safety Act will have on the Company’s financial condition and results from operations.

On May 1, 2015, the U.S. Transportation Secretary announced the final rule for new rail tank car standard (DOT 117), for flammable liquids, the retrofitting schedule for older tank cars used to transport flammable liquids. The development of the new tank car standard was done in coordination between Transport Canada, the U.S. Pipeline and Hazardous Materials Safety Administration (“PHMSA”) and the FRA. This announcement was followed by publishing the new tank car standard in Canada on May 20, 2015. The new tank car standards require new tanks used to move flammable liquids to have top-fitting protection; thermal protection including a jacket; the use of 9/16 inch normalized steel for the tank car; full head shield; and improved bottom outlet valves. In the U.S. the new standards also included new operational protocols for trains transporting large volumes of flammable liquids such as the use of electronically controlled pneumatic brakes (ECP) for trains carrying 70 or more cars of flammable liquids, routing requirements, speed restrictions, and information for local government agencies. The U.S. rule also provides new sampling and testing requirements for the classification of energy products placed into transport. In Canada, operational protocols such as speed restrictions to 40 mph in census metropolitan areas, crude sampling and testing requirements, and sharing information with municipal first responders, had previously been implemented. CP does not own any tank cars used for commercial transportation of hazardous commodities.

Positive Train Control

In the U.S., the Rail Safety Improvement Act of 2008 (“RSIA”) requires passenger railroads and Class I freight railroads to install Positive Train Control (“PTC”) by December 31, 2015 on main lines used to transport passengers or toxic-by-inhalation (TIH) materials. As the rail industry as a whole will be unable to meet the current statutory deadline, H.R. 22 “The Drive Act”, which would extend the PTC implementation date to December 31, 2018, was

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passed by the Senate on July 31, 2015 and is currently under consideration by the House of Representatives. Absent an extension of the PTC implementation date, after December 31, 2015, railroads that are not PTC compliant may be subject to regulatory penalties.

Labour Relations

At September 30, 2015, approximately 77% of CP’s workforce was unionized and approximately 73% of its unionized workforce was located in Canada. Unionized employees are represented by a total of 39 bargaining units.

Agreements are in place with six of seven bargaining units that represent employees in Canada and all 32 bargaining units that represent employees in the Company’s U.S. operations.

A four year settlement was reached with Unifor, the Union representing 1,200 railcar and locomotive maintenance employees in Canada, on February 14, 2015. On March 9, 2015 it was announced that this agreement was ratified.

This brings the number of long-term collective agreements in place between CP and its Canadian unions to six. Unifor, Rail Traffic Controllers, International Brotherhood of Electrical Workers, Teamsters Maintenance of Way employees, Police and United Steel Workers have all ratified long-term deals with the longest extending to 2020.

CP is currently in binding arbitration with the Teamsters Canada Rail Conference – Running Trades, the union representing locomotive engineers and conductors. The Minister of Labour appointed the Honourable George W. Adams, G.C., as Mediator/Arbitrator. Mediated arbitration is scheduled for October 2015.

All of the U.S. collective bargaining agreements are open for amendment effective January 1, 2015, with the exception of the Dakota, Minnesota & Eastern Railroad – North agreement revision which became effective on December 1, 2014 and is in place until December 31, 2018; and the Brotherhood of Railway Carmen agreement on Soo Line which is effective October 1, 2015 and is in place until December 31, 2020; and an hourly agreement with Brotherhood of Locomotive Engineers & Trainmen, representing Locomotive Engineers on Soo Line, which was recently ratified by the Union will be effective November 1, 2015 and extend until December 31, 2019.

Environmental Laws and Regulations

The Company’s operations and real estate assets are subject to extensive federal, provincial, state and local environmental laws and regulations governing emissions to the air, discharges to waters and the handling, storage, transportation and disposal of waste and other materials. If the Company is found to have violated such laws or regulations it could materially affect the Company’s business or operating results. In addition, in operating a railway, it is possible that releases of hazardous materials during derailments or other accidents may occur that could cause harm to human health or to the environment. Costs of remediation, damages and changes in regulations could materially affect the Company’s operating results and reputation.

The Company has implemented a comprehensive Environmental Management System to facilitate the reduction of environmental risk. CP’s annual corporate Operations Environmental Plan states the current environmental goals, objectives and strategies.

Specific environmental programs are in place to address areas such as air emissions, wastewater, management of vegetation, chemicals and waste, storage tanks and fuelling facilities. The Company also undertakes environmental impact assessments and risk assessments to identify, prevent and mitigate environmental risks. There is continued focus on preventing spills and other incidents that have a negative impact on the environment. There is an established Strategic Emergency Response Contractor network and spill equipment kits are located across Canada and the U.S. to ensure a rapid and efficient response in the event of an environmental incident. In addition, emergency preparedness and response plans are regularly updated and tested.

The Company has developed an environmental audit program that comprehensively, systematically and regularly assesses the Company’s facilities for compliance with legal requirements and the Company’s policies for conformance to accepted industry standards. Included in this is a corrective action follow-up process and review by the Health, Safety, Security and Environment Committee established by the Board of Directors.

CP focuses on key strategies, identifying tactics and actions to support commitments to the community. The Company’s strategies include:

•	protecting the environment;

•	ensuring compliance with applicable environmental laws and regulations;

•	promoting awareness and training;

•	managing emergencies through preparedness; and

•	encouraging involvement, consultation and dialogue with communities along the Company’s lines.

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Climate Change

In both Canada and the U.S., the federal governments have not designated railway transportation as a large final emitter with respect to greenhouse gas (“GHG”) emissions. The railway transportation industry is currently not regulated with respect to GHG emissions, nor does CP operate under a regulated cap of GHG emissions. Growing support for climate change legislation is likely to result in changes to the regulatory framework in Canada and the U.S. However, the timing and specific nature of those changes are difficult to predict. Specific instruments such as carbon taxes, and technical and fuel standards have the ability to significantly affect the Company’s capital and operating costs. Restrictions, caps and/or taxes on the emissions of GHG could also affect the markets for, or the volume of, the goods the Company transports.

The fuel efficiency of railways creates a significant advantage over trucking, which currently handles a majority of the market share of ground transportation. Although trains are already three times more fuel efficient than trucks on a per ton-mile basis, the Company continues to adopt new technologies to minimize the Company’s fuel consumption and GHG emissions.

Potential physical risks associated with climate change include damage to railway infrastructure due to extreme weather effects, (e.g. increased flooding, winter storms). Improvements to infrastructure design and planning are used to mitigate the potential risks posed by weather events. The Company maintains flood plans, winter operating plans, an avalanche risk management program and geotechnical monitoring of slope stability.

Financial Risks

Section 22, Business Risks of the 2014 annual MD&A includes a more detailed discussion around financial risks, including Pension Funding Volatility, Fuel Cost Volatility and Interest Rate Risk, which is herein incorporated by reference.

Foreign Exchange Risk

Although CP conducts business primarily in Canada, a significant portion of its revenues, expenses, assets and liabilities including debt are denominated in U.S. dollars. The value of the Canadian dollar is affected by a number of domestic and international factors, including, without limitation, economic performance, and Canadian, U.S. and international monetary policies. Consequently, the Company’s results are affected by fluctuations in the exchange rate between these currencies. On average, a $0.01 weakening (or strengthening) of the Canadian dollar increases (or reduces) EPS by approximately $0.05 per share. On an annualized basis, a $0.01 weakening (or strengthening) of the Canadian dollar positively (or negatively) impacts Freight revenues by approximately $29 million and negatively (or positively) impacts Operating expenses by approximately $15 million. FX translation on the Company’s U.S. dollar denominated long-term debt is excluded from these sensitivities. To manage this exposure to fluctuations in exchange rates between Canadian and U.S. dollars, CP may sell or purchase U.S. dollar forwards at fixed rates in future periods. In addition, changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by the Company more or less competitive in the world marketplace and may in turn positively or negatively affect revenues. FX management is discussed further in Section 16, Financial Instruments.

General and Other Risks

Section 22, Business Risks of the 2014 annual MD&A includes a more detailed discussion around General and Other Risks, including Supply Chain Disruption, Reliance on Technology and Technological Improvements, Qualified Personnel, Severe Weather, Supplier Concentration and General Risks, which is herein incorporated by reference.

Transportation of Dangerous Goods and Hazardous Materials

Railways, including CP, are legally required to transport dangerous goods and hazardous materials as part of their common carrier obligations regardless of risk or potential exposure of loss. A train accident involving hazardous materials, including toxic inhalation of hazardous commodities such as chlorine and anhydrous ammonia could result in catastrophic losses from personal injury and property damage, which could have a material adverse effect on CP’s operations, financial condition and liquidity.

Legal Proceedings

Legal proceedings related to the tragic accident at Lac-Mégantic, Quebec, and the claim for damages by CN are discussed in Section 19, Future Trends and Commitments.

21. CRITICAL ACCOUNTING ESTIMATES

To prepare consolidated financial statements that conform with GAAP, CP is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported periods. Section 23, Critical Accounting Estimates of the 2014 annual MD&A includes a more detailed discussion related to environmental liabilities, pensions and other benefits, property, plant and equipment,

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deferred income taxes, legal and personal injury liabilities and goodwill and intangible assets, which is herein incorporated by reference.

Using the most current information available, the Company reviews estimates on an ongoing basis. There was no significant change to critical accounting estimates, the development, selection, disclosure or the process of review by the Board of Directors’ Audit Committee of these estimates during the three and nine month periods ended September 30, 2015 other than those discussed below:

Pensions and Other Benefits

Recent Developments

CP reached a four year agreement with Unifor in the first quarter of 2015. The agreement included changes to pension benefits, including a cap on the amount of pension that employees can accrue for each year of pensionable service. As a result of the changes, the projected benefit obligation for pensions decreased by $7 million, with a corresponding increase to Other comprehensive income and reduction to Accumulated other comprehensive loss recognized as prior service credits.

In the second quarter of 2015, CP recognized an $11 million gain related to legacy pension plans and an associated $11 million increase to pension benefit assets.

Pension Liabilities and Pension Assets

The Company included pension benefit liabilities of $284 million in Pension and other benefit liabilities and $10 million in Accounts payable and accrued liabilities on the Company’s Interim Consolidated Balance Sheets at September 30, 2015. CP also included post-retirement benefits liabilities of $392 million in Pension and other benefit liabilities and $20 million in Accounts payable and accrued liabilities on the Company’s Interim Consolidated Balance Sheets at September 30, 2015.

The Company included pension benefit assets of $543 million in Pension asset on the Company’s Interim Consolidated Balance Sheets at September 30, 2015.

Pension Plan Contributions

The Company made contributions of $20 million to the defined benefit pension plans in the third quarter of 2015 and $61 million in the first nine months of 2015, compared with $25 million and $64 million in the same periods of 2014.

CP estimates its aggregate pension contributions, including its defined benefit and defined contribution plans, to be in the range of $90 million to $100 million in 2015, and in the range of $60 million to $110 million per year from 2016 to 2018.

Future pension contributions will be highly dependent on the Company’s actual experience with such variables as investment returns, interest rate fluctuations and demographic changes, on the rate at which previous years’ voluntary prepayments are applied against pension contribution requirements, and on any changes in the regulatory environment. CP will continue to make contributions to the pension plans that, at a minimum, meet pension legislative requirements.

Deferred Income Taxes

Deferred income tax expense included in total income tax expense was nil for the third quarter of 2015 and was an expense of $106 million for the first nine months of 2015, compared with deferred income tax expense of $120 million and $194 million, respectively, for the same periods of 2014. These decreases in deferred income tax expense were primarily due to the reclassification of deferred tax expense to current tax expense related to the D&H South sale, and the deferred tax recoveries related to FX translation on U.S dollar-denominated debt and the early redemption premium on notes.

At September 30, 2015, deferred income tax liabilities of $3,069 million were recorded as a long-term liability and comprised largely of temporary differences related to the accounting for properties. Deferred income tax benefits of $79 million realizable within one year were recorded as a current asset.

Legal and Casualty Liabilities

Provisions for incidents, claims and litigation charged to income, which are included in Purchased services and other expense, amounted to $6 million the third quarter of 2015 and $60 million for the first nine months of 2015, compared with $9 million and $25 million, respectively, for the same periods of 2014.

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22. SYSTEMS, PROCEDURES AND CONTROLS

The Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures (as defined in Rules 13(a)-15(e) and 15(d)-15(e) of the U.S. Securities Exchange Act of 1934 (as amended)) to ensure that material information relating to the Company is made known to them. The Chief Executive Officer and Chief Financial Officer have a process to evaluate these disclosure controls and are satisfied that they are effective for ensuring that such material information is made known to them.

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23. GLOSSARY OF TERMS

AAR: Association of American Railroads, representing North America’s freight railroads and Amtrak.

Agency: The Canadian Transportation Agency, a regulatory agency under the Canada Transportation Act (“CTA”). The Agency regulates the grain revenue cap, commuter and passenger access, Final Offer Arbitration, and charges for ancillary services and railway noise.

Average terminal dwell: The average time a freight car resides within terminal boundaries expressed in hours. The timing starts with a train arriving in the terminal, a customer releasing the car to the Company, or a car arriving that is to be transferred to another railway. The timing ends when the train leaves, a customer receives the car from CP or the freight car is transferred to another railway. Freight cars are excluded if they are being stored at the terminal or used in track repairs.

Average train length – excluding local traffic: The average train length is the sum of each car and locomotive’s equipment length multiplied by the distance travelled, divided by train miles. Local trains are excluded from this measure.

Average network train speed: The average network train speed measures the line-haul movement from origin to destination including terminal dwell hours calculated by dividing the total train miles traveled by the total hours operated. This calculation does not include delay time related to customer or foreign railways and excludes the travel time and distance traveled by: i) trains used in or around CP’s yards; ii) passenger trains; and iii) trains used for repairing track.

Average train weight – excluding local traffic: The average gross weight of CP trains, both loaded and empty. This excludes trains in short haul service, work trains used to move CP’s track equipment and materials and the haulage of other railways’ trains on CP’s network.

Carloads: Revenue-generating shipments of containers, trailers and freight cars.

Casualty expenses: Includes costs associated with personal injuries, freight and property damages, and environmental mishaps.

Class I railroads: a railroad earning a minimum of U.S. $452.7 million in revenues annually as defined by the Surface Transportation Board in the United States.

CP, the Company: CPRL, CPRL and its subsidiaries, CPRL and one or more of its subsidiaries, or one or more of CPRL’s subsidiaries, as the context may require.

CPRL: Canadian Pacific Railway Limited.

D&H: Delaware and Hudson Railway Company, Inc., a wholly owned indirect U.S. subsidiary of CPRL.

DM&E: Dakota, Minnesota & Eastern Railroad Corporation, a wholly owned indirect U.S. subsidiary of CPRL.

Employee: An individual, including trainees, who has worked more than 40 hours in a standard biweekly pay period. This excludes part time employees, contractors, and consultants.

FRA: U.S. Federal Railroad Administration, a regulatory agency whose purpose is to promulgate and enforce rail safety regulations; administer railroad assistance programs; conduct research and development in support of improved railroad safety and national rail transportation policy; provide for the rehabilitation of Northeast Corridor rail passenger service; and consolidate government support of rail transportation activities.

FRA personal injury rate per 200,000 employee-hours: The number of personal injuries multiplied by 200,000 and divided by total employee hours. Personal injuries are defined as injuries that require employees to lose time away from work, modify their normal duties or obtain medical treatment beyond minor first aid. FRA Employee-hours are the total hours worked, excluding vacation and sick time, by all employees, excluding contractors.

FRA train accidents rate: The number of train accidents, multiplied by 1,000,000 and divided by total train-miles. Train accidents included in this metric meet or exceed the FRA reporting threshold of U.S. $10,500 or CDN $11,000 in damage.

Canadian Pacific ● 2015 MD&A ● Q3

Freight revenue per carload: The amount of freight revenue earned for every carload moved, calculated by dividing the freight revenue for a commodity by the number of carloads of the commodity transported in the period.

Freight revenue per RTM: The amount of freight revenue earned for every RTM moved, calculated by dividing the total freight revenue by the total RTMs in the period.

FX or Foreign Exchange: The value of the Canadian dollar relative to the U.S. dollar (exclusive of any impact on market demand).

GAAP: Accounting principles generally accepted in the United States of America.

GTMs or gross ton-miles: The movement of total train weight over a distance of one mile. Total train weight is comprised of the weight of the freight cars, their contents and any inactive locomotives. An increase in GTMs indicates additional workload.

Operating income: Calculated as total revenues less total operating expenses and is a common measure of profitability used by management.

Operating ratio: The ratio of total operating expenses to total revenues. A lower percentage normally indicates higher efficiency.

RTMs or revenue ton-miles: The movement of one revenue-producing ton of freight over a distance of one mile.

Soo Line: Soo Line Railroad Company, a wholly owned indirect U.S. subsidiary of CPRL.

STB: U.S. Surface Transportation Board, a regulatory agency with jurisdiction over railway rate and service issues and rail restructuring, including mergers and sales.

U.S. gallons of locomotive fuel consumed per 1,000 GTMs: The total fuel consumed in freight and yard operations, including yard and commuter service, but excluding fuel used in capital projects and other non-freight activities, for every 1,000 GTMs traveled. This is calculated by dividing the total amount of fuel issued to the Company’s locomotives, by the total freight-related GTMs. The result indicates how efficiently CP is using fuel.

Workforce: The total employees plus part time employees, contractors and consultants.

Canadian Pacific ● 2015 MD&A ● Q3

Canadian Pacific
7550 Ogden Dale Road SE
Calgary Alberta
Canada T2C 4X9

TSX/NYSE: CP
www.cpr.ca

CANADIAN PACIFIC RAILWAY LIMITED (“CPRL”)

Supplemental Financial Information (unaudited)

Exhibit to September 30, 2015 Consolidated Financial Statements

CONSOLIDATED EARNINGS COVERAGE RATIO – MEDIUM TERM NOTES AND DEBT SECURITIES

The following ratio, based on the September 30, 2015 consolidated financial statements, is provided in connection with the continuous offering of medium term notes and debt securities by Canadian Pacific Railway Company, a wholly-owned subsidiary of CPRL, and is for the twelve month period then ended.

Twelve Months Ended September 30, 2015

Earnings Coverage on long-term debt(1) (2)	6.9x

Notes:

(1) Earnings coverage is equal to income before interest expense and income tax expense, divided by interest expense on all long-term debt plus the amount of interest that has been capitalized during the period.

(2) The earnings coverage ratio has been calculated excluding carrying charges for the $29 million in long-term debt maturing within one year reflected as current liabilities in CPRL’s consolidated balance sheet as at September 30, 2015. If such long-term debt maturing within one year had been classified in its entirety as long-term debt for purposes of calculating the earnings coverage ratio, the entire amount of the annual carrying charges for such long-term debt maturing within one year would have been reflected in the calculation of CPRL’s earnings coverage ratio. For the twelve-month period ended September 30, 2015, earnings coverage on long-term debt would have been 6.9x.